Raytech
CORPORATION

2001 ANNUAL REPORT



ARIS
RE
12-30-01
MAY 3 2002

02033825

PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

AB[redacted]THE C[redacted]Y

R[redacted]orporation, h[redacted]rtered in Shelton, Connecticut, serves world markets for e[redacted]n, pow[redacted]mission and custom-engineered components for auto-m[redacted]eavy-duty on-and-off-highway vehicles and aftermarket vehicular power [redacted] applications.

Recognition as a world leader in the development and production of differentiated specialty engineered polymer matrix composite products for wet and dry clutch, power transmission and brake systems as well as for its ability to develop specialty engineered friction products and related services for a variety of applications, is accomplished through the efforts and skill of approximately 1,531 employees worldwide.

As a technology-driven company, Raytech has strategically located its six manufacturing operations in the U.S., Great Britain, Germany and China, as well as technology and research centers in Michigan, Indiana and Germany in close proximity to major customers and within easy reach of geographical areas with demonstrated growth potential. Raytech focuses on niche applications where its expertise and technological excellence provide a competitive edge.

Raytech common stock is listed on the New York Stock Exchange and trades under the symbol "RAY." Company information may be accessed on our Internet web-site http://www.raytech.com.

CONTENTS

FINANCIAL HIGHLIGHTS

	Successor Company	Predecessor Company				
In thousands, except per share data	As of and for the Period April 3, 2001 to December 30, 2001	As of and for the Period January 1, 2001 to April 2, 2001	2000	1999	1998	1997
Operating Results						
Net sales	$ 146,050	$ 55,205	$ 239,532	$ 251,966	$ 247,464	$ 234,475
Gross profit	21,460	11,394	59,489	60,238	58,650	51,575
Operating (loss) profit	(3,291)	3,652	27,215	27,518	26,007	26,164
Interest expense	873	444	2,218	2,279	2,158	3,345
(Loss) income before extraordinary items	(6,531)	72,334	(7,058,978)	16,364	16,357	15,538
Extraordinary items	954	6,922,923	–	–	–	
Net (loss) income	(5,577)	6,995,257	(7,058,978)	16,364	16,357	15,538
Share Data						
Basic (loss) earnings per share	$ (.13)	$ 1,778.88	$ (2,015.40)	$ 4.76	$ 4.81	$ 4.76
Weighted average shares	41,527,307	3,932,385	3,502,522	3,439,017	3,402,019	3,263,137
Diluted (loss) earnings per share	$ (.13)	$ 1,772.62	$ (2,015.40)	$ 4.65	$ 4.61	$ 4.41
Adjusted weighted average shares	41,527,307	3,946,282	3,502,522	3,518,884	3,548,893	3,524,391
Balance sheet						
Total assets	$ 320,788	$ 323,636	$ 320,316	$ 188,686	$ 172,034	$ 153,385
Working capital	28,012	26,753	21,402	11,201	5,464	7,324
Long-term obligations	85,410	69,330	31,238	35,055	39,002	38,639
Liabilities subject to compromise	–	–	7,211,433	–	–	–
Commitments and contingencies	–	–	–	–	–	–
Total shareholders' equity (deficit)	144,083	158,352	(6,979,138)	80,788	64,297	48,462
Property, plant and equipment						
Capital expenditures	$ 6,939	$ 3,486	$ 13,399	$ 23,203	$ 19,754	$ 20,603
Depreciation	10,585	3,180	11,545	10,569	9,477	8,746
Dividends declared per share	$ –	$ –	$ –	$ –	$ –	$ –

PRESIDENT'S MESSAGE

DEAR SHAREHOLDER:

The past year marked a new beginning for Raytech Corporation.

After 12 long and often frustrating years of operating in Chapter 11, on April 18, 2001 Raytech's confirmed Plan of Reorganization became effective, and it emerged from the protection of the U.S. Bankruptcy Court. This action resolved all claims related to the bankruptcy and ended the constraints and encumbrances associated with these proceedings – making Raytech, in essence, a new company.

Today, a sense of new beginnings, renewed optimism and a heightened determination permeates our management and employee ranks. We have emerged from bankruptcy more cohesive as a human organization, stronger as a business enterprise, and more strategically focused than at any time in our long history.

We are now in the process of setting in motion bold new steps through which we expect to build upon our strong financial foundation, our prized customer base, our bank of knowledge and experience, and the unwavering adherence to principles that were maintained throughout the past dozen years of uncertainty.

And, we are reaffirming our primary goal of being valued by customers, shareholders and employees for our ability to create extraordinary growth and "best of industry" profitability through innovation, product quality, integrity and service across a variety of industries and markets.

The Company has adopted fresh-start reporting pursuant to guidance provided by the American Institute of Certified Public Accountants' Statement of Position 90-7. Under this reporting format, year-to-year and historical comparisons are difficult and not always meaningful in terms of understanding the context of the operations side of the business. Accordingly, for purposes of this letter, I am going to focus solely on operating results for the full years 2000 and 2001.

The financial statements and footnotes in this Annual Report and in our Company's Form 10-K for 2001 present the complete financial picture in keeping with the fresh-start reporting based upon the date the Company emerged from Chapter 11, April 18, 2001.

2001 IN REVIEW

The major milestone for the year 2001 was the reaching of an agreement with Raytech creditors to bring the bankruptcy proceedings to an end. Terms of the agreement, which concluded the Chapter 11 proceedings under which we had been operating since March of 1989, provided for general unsecured creditors to receive 90 percent of the stock of the reorganized Raytech Corporation. Our then-current equity holders retained 10 percent of their ownership. This dilution reflected court rulings that determined the 1986 restructuring of Raytech to be invalid and declared Raytech to be a successor to the liabilities of Raymark Industries, Inc.

All open issues and liabilities, including Raymark pension issues, were addressed as a result of this agreement and the Plan of Reorganization, and any future potential asbestos-related liabilities will be directed to an asbestos personal injury trust and not Raytech.

RESULTS FROM OPERATIONS

As a direct result of the recession that brought the worldwide vehicular industry to its knees in 2001, the past year was an exceptionally difficult one in terms of our own operating performance.

Our major customers, who constitute the who's who of the worldwide vehicular industry, saw unit production decline by 11 percent in 2001. Net revenues for this group were down significantly.

In contrast, Raytech revenues dipped by approximately 16 percent, and our operating profitability for the period (excluding any impact from the emergence from bankruptcy) declined a somewhat more respectable 69 percent

CORPORATE OFFICERS



Albert A. Canosa
President and
Chief Executive Officer

LeGrande L. Young
Vice President, Administration,
Secretary and General Counsel

John B. Devlin
Vice President, Treasurer
and Chief Financial Officer

John J. Easton
Vice President

from $27.2 million in 2000 to approximately $8.5 million for the full year 2001. While we managed to keep our 12-year record of operating profitability intact, 2001 was one of the most challenging in recent memory.

Raytech's worldwide sales for the full year 2001 were $201 million, down approximately $39 million from the $240 million reported a year earlier.

We recognized the impending slowdown in vehicular sales early in the year and were able to put into place very aggressive cost reduction programs, including an internal reorganization, which streamlined distribution, improvements in manufacturing processes, hiring freezes, merit increase postponements, raw materials price reductions, travel restrictions and more. By working closely with our Union partners, we were able to conclude contract negotiations with the UAW early, thus avoiding the costs associated with building the required three months of OEM inventories. Our excellent working relationship with the union also enabled us to quickly and efficiently integrate the new GM business into existing operations.

WET FRICTION BUSINESS SEGMENT

Wet Friction segment sales for the full year 2001 of $123.7 million were down from the prior period sales of $152.7 million or 19.0 percent. Lower unit volumes from the heavy-duty original equipment and automotive original equipment markets were the major contributors to this shortfall. The major factor was the receding economy, which saw the U.S. Gross Domestic Product drop from more than eight percent growth in 1999 to a minus 0.4 percent in the third quarter of 2001. This dramatic decline is a direct reflection of the eroding buying patterns of consumers in the United States and abroad for 2001.

Early in the year, as new vehicle inventories increased due to falling sales volumes, manufacturers adjusted orders for our components downward. Later on, as a result of favorable financing packages, auto sales began to improve somewhat. However, the results of this sales increase served only to lower inventories of already-produced vehicles rather than increase component orders from our operations for 2001. Pricing pressures, the loss of business due to changes in transmission technology and increasing foreign competition also impacted sales for this segment in 2001.

DRY FRICTION BUSINESS SEGMENT

The Dry Friction segment of our business showed a slight increase in sales from $28.4 in 2000 to $30.1 million for the full year 2001. This gain is largely attributable to substantially improved sales and production through our operation in China, which after only two years is operating at full capacity. European revenues were substantially the same on a year-to-year basis.

Operating profits from this segment improved, which was largely attributable to the solid sales volumes produced through our facility in China.

AFTERMARKET BUSINESS SEGMENT

The Aftermarket segment of our wet friction business also declined in the past year. Sales dropped from $58.4 million in 2000 to $47.5 million in 2001, a dip of 19 percent. This reduction was primarily due to the loss of business with major customers. In addition to the poor economy, this segment also lost sales due to the acquisition of a major customer by a group, which is closely aligned with a Raytech competitor, and the reverse integration of steel component manufacturing by another major customer.

PRESIDENT'S MESSAGE

In summary, through all of these actions we managed to reduce operating costs by nearly $11 million.

We also achieved Preferred Supplier Status with John Deere, earned Certified Supplier Status from Caterpillar and maintained our valued Q1 status at Ford. We also retained the coveted ISO/Q9000 certifications at all manufacturing locations.

FUTURE OUTLOOK

The major focus of management has now turned to improving profitability in the face of extremely competitive market conditions and lingering slowness in economic recovery. In 2002, the intensity of pricing pressures will become even more severe as customers across the board will look to suppliers such as Raytech to absorb further price reductions as one element of their strategy to climb back up the profitability ladder.

We expect the softness in automotive OEM sales experienced in 2001 to continue into this year as our domestic customers feel the bite of competitors from Europe and Asia. Further, we anticipate that competitors will continue the practice of using pricing to gain toeholds in our markets or to expand their market share.

In the past year we were successful in expanding our supplier position with General Motors through the acquisition of a portion of Delphi, which is expected to generate more than $9 million in new sales during 2002. Our new Board of Directors also approved a developmental project designed to put us into new high-tech, non-vehicular markets.

The heavy duty markets served by our Wet Friction segment, mainly construction, mining and agriculture, are not expected to recover significantly in 2002 as a result of continuing depressed commodity prices, delays in spending in the municipal sector, and lingering economic conditions worldwide.

The Aftermarket segment of our business is expected to continue at the pace of 2001. The slow U.S. economy, coupled with improving quality of newly-manufactured vehicles, is expected to hold down progress in our aftermarket component business. We plan to continue to seek new opportunities for product offerings in the transmission aftermarket that will help offset declines in other areas of this segment.

The Dry Friction segment is expected to experience modest increases in volume year-to-year as we continue to develop new opportunities in Asia and to push production through our China operations. Plans are underway to double the plant facility of this ISO-certified plant by June of 2002. In Europe, we anticipate that modest economic increases will drive some gains in that region of the world.

Thus, on balance, we expect revenues to be about equal to 2001 levels and operating profitability to be comparative as well.

We know from past experience that periods of economic recession hit the vehicular markets about every 10 years and that complete earnings recovery generally takes about three years across the industry. Thus, we are cautiously optimistic about the year 2002 . Nonetheless, we plan to continue along the course that was set in 2000 when we completed our latest six-year strategic plan. We are convinced that the success of the Raytech of tomorrow will be contingent upon our ability to create a broader-based, more global, multi-market-driven company built around our knowledge and skills related to composite technologies.

We will continue to aggressively seek out potential new applications for our products and will channel our expertise into non-vehicular-related technology-driven industries.

Our six key areas of strategic emphasis continue to be

- Enhancing the value of the Company
- Expanding our reach globally
- Making customer satisfaction a must
- Innovating and delivering products of quality
- Developing new business in old markets and reaching out to new markets
- Using our technological expertise as the key component of growth in new, non-vehicular markets

We have an enviable record. Our mission is understood. Our vision is embraced by our entire team, supported by our customers and endorsed by our new Board of Directors.

We have the desire and the capability to develop and deliver quality products and superior service and the people who make Raytech so special have the knowledge, the skills and the will to carry this Company to new heights.

To each of you who have contributed to our past successes, I offer a sincere "thank you." To those of you who are new to the Raytech family of shareholders, I offer a warm welcome.

And, to each and every one of our shareholders, I reaffirm my commitment to do everything within my power to ensure a profitable future and to maintain, as my number one priority, the long-term interests of shareholders, customers and employees.

Albert A. Canosa
President and Chief Executive Officer

[illegible] SEGMENT

[illegible] wet [illegible] n mar[illegible] [illegible]ducts [illegible] otive [illegible] pany; and our European Wet [illegible] and Raybestos U.K. Ltd.

[illegible] of [illegible] million, or 61 percent [illegible] world[illegible] compared [illegible] $152.7 million in sales [illegible] 2000.

[illegible] customers [illegible] ars, heavy duty and light [illegible] construction equip[illegible] achinery, mining equipment and small machines r[illegible] ssio[illegible] energy absorption applications. This segment [illegible] produc[illegible] products for [illegible] worldwide.

[illegible] FRICTION SEGMENT

[illegible] tech sa[illegible] Dry Fric[illegible] [illegible] nted [illegible] illion o[illegible] [illegible] for passen[illegible] truck, tractor and off-highway manual transmis[illegible]

Raytech [illegible] products enjoy excellent acceptance by well-kno[illegible] and Asian [illegible] manufacturers. Our new operation in China, which [illegible] positions the Company to serve markets in Asia and Eastern Europe [illegible] to full-capacity production in the two years since its opening and [illegible] being expanded to double its capacity.

AFTERMARKET PRODUCTS

Sales from this market segment in 2001 were $47.5 million or approximately 24 percent of total Raytech sales. Aftermarket sales decreased by $10.9 million [illegible] 2000 levels as a result of competitive pressures, the impact of the [illegible] slump and improved durability of new vehicle components.

Raytech's aftermarket business is conducted through Raytech Systems, Inc., Allomatic Products Company and Raybestos Powertrain, LLC. [illegible] companies develop, manufacture and market high-quality [illegible] filters, friction and reaction plates, [illegible] products and steel components, which are sold through [illegible] nium friction product suppliers.





"To serve the [illegible]
of our shareholders,
our customers and
our employees and [illegible]
do so by running a
profitable business."

PERFORMANCE AGAINST KEY STRATEGIES

STRATEGIC DIRECTIONS

Our over-arching goal for more than a decade has been to build the value of Raytech for the benefit of customers, shareholders and employees and to best serve these important constituencies by running a profitable business.

In late 2000, we concluded a comprehensive strategic planning process that directly involved 10 percent of our employees. Through this process we developed the strategic road map that will guide Raytech in the post-Chapter 11 period.

We reaffirmed our mission...

> *"To serve the interests of our shareholders, our customers and our employees and to do so by running a profitable business."*

We also reached a collective vision for the future...

> *"The Raytech of tomorrow will be a broad-based, global, market-driven company with related composite technologies – valued by customers, shareholders and employees for its ability to create extraordinary growth and profitability through innovation, product quality, integrity and service across a variety of industries and markets."*

As a major element of this planning process, we identified the business issues over which we can exercise control and set as major priorities those through which we can most effectively influence the course of future business. We determined that we would create and build upon a common technological base that would enable us to branch out into existing markets with new products and new vehicular markets with existing products.

We also decided that we would become a major friction and composite materials player in non-vehicular product/market segments that are entirely new and unrelated to our current market segments. These new markets will add value, will open up opportunities for higher margins and greater return on investment and should be a major factor in reducing the cyclical nature of our business. Traditionally, these are the markets that afford successful companies higher price/earnings multiples.

Other core strategies for the future include...

- Competing in terms of quality, innovation and technical support
- Offering extraordinary service that is proactive rather than reactive
- Being responsible corporate citizens
- Conducting ourselves with high ethical standards in all areas
- Managing the business in a manner that encourages and recognizes employee participation in the success of the Company.

PERFORMANCE AGAINST KEY STRATEGIES

FROM PLANNING TO REALITY

It is one thing to create a strategic plan, and it is another to bring the essence of the plan and the key strategies to life.

For many of the key strategies included in our new plan we already had experience and through them had created an enviable track record. We are known and often sought out for our quality products, our technological innovation and leadership, our integrity, our superior customer service and our manufacturing know-how.

We enjoy a strong share in the markets we serve, but these are traditionally, highly competitive arenas offering little opportunity for major growth and strong pricing pressure.

Our key management team averages 20 years with the Company. They know our business, our customers and our markets. We are further blessed with a dedicated, skilled labor force and low turnover.

We invest in R&D and cost efficiency, and we own a number of proprietary formulas and trade secrets that place us in the forefront among high-performance friction materials producers. These are attributes that should make Raytech a valuable player in other high-tech non-vehicular markets offering high margins for innovation and expertise not currently available.

Our strong brand recognition has enabled us to effectively attract buyers from vehicular markets with minimal advertising and promotional expense. However, in non-traditional markets, our brand recognition is minimal, creating the need for unique market entry capabilities.

We are often sought out for our high quality products. All of our manufacturing facilities are QS/ISO certified and Raytech has earned Q1 supplier status from Ford and Preferred Supplier status with Caterpillar and John Deere. These distinctions add to our unique selling position in potential new markets.

Our reputation reflects a pattern of prompt and reliable delivery, accuracy of order filling, willingness to produce highly specialized products, and close working relationships with customers. Again, these are attributes that add value and attractiveness to Raytech as a player in yet-to-be-tapped non-vehicular markets.

We are committed to our strategy of investing in research and development and cost efficient methods of production.

New strategic directions in our 2000-2006 strategic plan also called for further engaging the vehicular markets by moving existing products through new customers and opening new markets with existing products. We also expect to expand market share through the creation of new products and by moving into non-vehicular markets with existing technologies.

Further, our strategy called for creating immediate, short-term gains through acquisitions, strategic alliances and product innovation.

Longer term, our plans call for leveraging our existing technological leadership in wet laid fibers, resins and bonding processes.





It is one thing to create a strategic plan, and it is another to bring the essence of the plan and the key strategies to life.



We expect to motivate, inspire, and produce something truly remarkable for those we [illegible] employees, customers, [illegible]d shareho[illegible]

However, two critical unanswered questions flowing out of the planning process remained. "How do we find the catalyst that will bring these divergent attributes together?" And, "How do we further leverage the strengths that have gotten us to where we are today?"

Upon reflection, the answer became apparent, and a unique coalition of inside and outside expertise was created. A team of eight experts drawn from Raytech's corporate, research and development and manufacturing leadership was combined with a group of seven outside experts to form the nucleus of a group that would create and lead Raytech's future growth and development.

The outside team members are widely respected and sought out for their expertise in: vehicular component development and manufacturing; acquisition management; composite materials development; friction materials development; adhesion research; high-speed polymer composites processing; international consulting in market research, product development and joint venture development; investment banking; automotive design; technological integration and applied materials marketing.

This combined team of business and technical experts, which has been charged with leading our expansion efforts, meets bi-monthly as a committee-of-the-whole and in sub-committees on alternating months.

NEXT STEPS

As we move forward, the three groups that we aim to satisfy – shareholders, customers and employees – will continue to be the compelling consideration behind all strategic decision making.

For shareholders, we will ask whether we are adding value as a result of the decisions we are about to make.

For customers, we will challenge ourselves that the new approaches we are considering will increase our status as one of their most-valued partners.

For employees, we will ensure that our decisions will lead Raytech to outcomes that help employees grow professionally and financially.

We understand that the most treasured victories are the sum of bold moves coupled with many small gains, and we will, accordingly, balance risk with potential reward.

We will hire and promote people who share our values and embrace our goals.

We will continue to encourage everyone across the organization to make customer satisfaction and productivity their primary responsibilities.

In summary, we have clearly established the new direction for Raytech. We have assembled a team of highly experienced leaders backed by a work force of committed employees and supplemented by a team of the most highly qualified outside experts available. Through this unique alignment, we expect to motivate, inspire, and produce something truly remarkable for those we serve – employees, customers, and shareholders.

FIVE-YEAR REVIEW OF OPERATIONS

(in thousands, except per share data)

	Successor Company	Predecessor Company				
	As of and for the Period April 3, 2001 to December 30, 2001	As of and for the Period January 1, 2001 to April 2, 2001[5]	2000	1999	1998	1997
Operating Results						
Net sales	$ 146,050	$ 55,205	$ 239,532	$ 251,966	$ 247,464	$ 234,475
Gross profit	21,460	11,394	59,489	60,238	58,650	51,575
Operating (loss) profit	(3,291)	3,652	27,215	27,518	26,007	26,164
Interest expense	873	444[3]	2,218[3]	2,279[3]	2,158[3]	3,345
(Loss) income before extraordinary items	(6,531)	72,334	(7,058,978)	16,364	16,357	15,538
Extraordinary items	954[6]	6,922,923	–	–	–	–
Net (loss) income	(5,577)	6,995,257	(7,058,978)[4]	16,364	16,357	15,538[2]
Share Data						
Basic (loss) earnings per share	$ (.13)	$ 1,778.88	$ (2,015.40)[4]	$ 4.76	$ 4.81	$ 4.76
Weighted average shares	41,527,307	3,932,385	3,502,522	3,439,017	3,402,019	3,263,137
Diluted (loss) earnings per share	$ (.13)	$ 1,772.62	$ (2,015.40)[4]	$ 4.65	$ 4.61	$ 4.41
Adjusted weighted average shares	41,527,307	3,946,282	3,502,522	3,518,884	3,548,893	3,524,391
Balance sheet						
Total assets	$ 320,788	$ 323,636	$ 320,316	$ 188,686	$ 172,034	$ 153,385
Working capital	28,012	26,753	21,402	11,201	5,464	7,324
Long-term obligations	85,410	69,330	31,238	35,055	39,002	38,639
Liabilities subject to compromise[4]	–	–	7,211,433	–	–	–
Commitments and contingencies[1]	–	–	–	–	–	–
Total shareholders' equity (deficit)	144,083	158,352	(6,979,138)	80,788	64,297	48,462
Property, plant and equipment						
Capital expenditures	$ 6,939	$ 3,486	$ 13,399	$ 23,203	$ 19,754	$ 20,603
Depreciation	10,585	3,180	11,545	10,569	9,477	8,746
Dividends declared per share	$ –	$ –	$ –	$ –	$ –	$ –

[1] See Notes Q and W to the consolidated financial statements.

[2] Includes the reversal of $1,519 of valuation allowance against deferred tax assets of German operations.

[3] Includes cessation of interest accruals on Raymark note in connection with a Bankruptcy Court Order.

[4] Includes recording of the estimated amount of allowed claims in the amount of $7.2 billion relating to asbestos personal injury, environmental and employee benefits issues. See Note A to the consolidated financial statements.

[5] Includes the reorganization and the adoption of fresh-start reporting as a result of the Company's emergence from bankruptcy (See Notes C and E).

[6] Represents an extraordinary gain net of taxes of $594 as a result of a settlement of a note payable to a former AFM principal.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS AND LIQUIDITY AND CAPITAL RESOURCES

Raytech Corporation and its subsidiaries manufacture and distribute engineered products for heat resistant, inertia control, energy absorption and transmission applications. The Company's operations are categorized into three business segments: wet friction, dry friction and aftermarket. Additional information on these business segments is presented in Note N - Segment Reporting in the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS, LIQUIDITY AND CAPITAL RESOURCES

In April 2001, Raytech Corporation emerged from the protection of Bankruptcy Court under Chapter 11 of Title 11 of the United States Code. Raytech Corporation had been under the Chapter 11 protection since March 1989. The bankruptcy history and emergence are described in more detail in Note A to the Consolidated Financial Statements.

As of April 2, 2001, the Company adopted fresh-start reporting pursuant to the guidance provided by the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). The Effective Date of the Company's emergence from bankruptcy is considered to be the close of business on April 2, 2001 for financial reporting purposes. The periods presented prior to April 2, 2001 have been designated "Predecessor Company" and the periods subsequent to April 2, 2001 have been designated "Successor Company." In accordance with fresh-start reporting, all assets and liabilities were recorded at their respective fair values. The fair value of substantially all of the Company's long-lived assets were determined using information provided by third-party appraisers.

Further, the Company, in accordance with SOP 90-7, adopted those changes in accounting principles which were required within the next twelve months of the effective date. Specifically, the Company has adopted Statements of Financial Accounting Standards Nos. 141 - "Business Combinations" and 142 - "Goodwill and Other Intangible Assets" as of April 2, 2001. See Note V to the Consolidated Financial Statements.

The Company has determined that the most meaningful presentation of financial information would be to provide comparative analysis of the financial performance for the Successor Company for the periods April 3, 2001 through December 30, 2001 compared to the Predecessor Company for the period April 3, 2000 through December 31, 2000. This is designated below as Successor Company discussion and analysis.

Additionally, the Predecessor Company financial analysis detailed below provides a comparative analysis of the financial performance of Raytech Corporation for the thirteen-week periods ended April 1, 2001 and April 2, 2000, as well as the comparison of fiscal year 2000 compared to 1999.

The adjustments relating to the recording of reorganization expenses and other fresh-start adjustments for the one-day period ended April 2, 2001 are detailed in Note C to the Consolidated Financial Statements.

The Company has elected not to present a comparative analysis for the fifty-two-week period ended December 30, 2001 since such information in the current period would require consolidating statements of the Predecessor Company and the Successor Company. It was determined that the significance of the adjustments relating to the emergence from bankruptcy would render such an analysis not meaningful.

ACCOUNTING POLICIES

The Company's accounting policies are detailed in Note B - Summary of Significant Accounting Policies in the Notes to the Audit Financial Statements. The consolidated financial statements include the accounts of Raytech Corporation and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The investment by third parties in Allomatic Products Company is accounted for as minority interest in the consolidated financial statements. There are no unconsolidated entities and Raytech does not use Special Purpose Entities (SPE's). The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosures of contingent liabilities made in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant estimates include inventory, receivable and environmental reserves, depreciable lives of property, plant and equipment and intangible assets, pension and other postretirement and postemployment benefits, and the recoverable value of deferred tax assets.

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated or if an amount is likely to fall within a range and no amount within the range can be determined to be the better estimate, the minimum amount of the range is recorded. Remediation obligations are not recorded on a discounted basis. Reimbursements from insurance carriers relating to environmental matters are not recorded until it is probable that such recoveries will be realized. The accrual for environmental matters is discussed in this Management Discussion and Analysis under the heading Provision for Environmental and Asbestos Litigation.

SUCCESSOR COMPANY DISCUSSION AND ANALYSIS

Results of Operations for the Successor Company for the Period April 3, 2001 through December 30, 2001 compared with the Predecessor Company for the Period April 3, 2000 through December 31, 2000

Raytech Corporation revenues for the thirty-nine-week period ended December 30, 2001 were $146.1 million compared to $172.1 million in the same period in the prior year. Raytech Corporation recorded a net loss of $5.6 million for the 39-week period ended December 30, 2001 compared to a net loss of $7.1 billion for the same period in the prior year. The Company recorded $.13 and $2,012.64 loss per basic share for the thirty-nine-week period ended December 30, 2001 and December 31, 2000, respectively.

In developing a comparative analysis of the thirty-nine-week periods ended December 30, 2001 and December 31, 2000, the following table sets forth the quantitative information for the two periods. The periods are unusual due to the recording of certain adjustments relating to the emergence from bankruptcy in 2001 and the recording of the significant amounts pertaining to the liabilities subject to compromise in 2000. It is important for the reader to be aware of these events in reading the comparative information.

Thirty-Nine-Week Period Ended(in thousands)	December 30, 2001 (Successor Company)	December 31, 2000 (Predecessor Company)
Sales	$ 146,050	$ 172,057
Cost of sales	(124,590)	(130,677)
Gross profit	21,460	41,380
Selling, general and administrative expenses	(24,782)	(23,706)
Other	31	166
Operating (loss) profit	(3,291)	17,840
Interest expense	(873)	(1,639)
Reorganization items	(784)	–
Other	598	1,034
Provision for environmental	(5,860)	(450,250)
Provision for asbestos litigation	–	(6,760,000)
Loss before minority interest, income taxes and extraordinary item	(10,210)	(7,193,015)
Income tax benefit	4,564	130,247
Loss before minority interest and extraordinary item	(5,646)	(7,062,768)
Minority interest	(885)	(1,030)
Loss before extraordinary item	(6,531)	(7,063,798)
Extraordinary item	954	–
Net loss	$ (5,577)	$(7,063,798)

NET SALES

Worldwide net sales were $146.1 million for the thirty-nine-week period ended December 30, 2001 compared to $172.1 million in the same period in the prior year, a reduction of $26 million or 15%. The Wet Friction segment sales for the period of $89.6 million were lower than the prior period amount of $108.6 million by $19.0 million or 17.5%. The sales shortfall in this segment is caused by a reduction in sales in the heavy duty original equipment component of this segment as well as the automotive original equipment market. The poor economy in the United States was the primary reason for this decline. The Aftermarket segment recorded sales of $34.4 million for the thirty-nine-week period ended December 30, 2001 compared to $43.4 million for the same period in the prior year, a reduction of $9.0 million or 21%. The reduction is due to the loss of business at major customers. The Dry Friction segment recorded sales for the period of $22.0 million compared to $20.0 million for the same period in the prior year, an increase of $2.0 million or 10%. The increase was due substantially to improved production and sales through the facility in China.

The changes in the individual segments are more fully detailed in the Business Segment section.

GROSS PROFIT

The gross profit for the thirty-nine-week period ended December 30, 2001 of $21.5 million is $19.9 million less than the recorded amount of $41.4 million for the same period in the prior year, a decline of 48%. The gross profit expressed as a percentage was 14.7% for the thirty-nine-week period ended December 30, 2001 compared to 24.1% for the same period in the prior year, a decline of 9.4 percentage points. The gross profit was reduced period-over-period by increased amortization of intangibles of $1.5 million and increased depreciation of $1.6 million due to the adjustments to the balance sheet accounts in applying fresh-start accounting. In addition, the gross profit for the period was reduced by $5.9 million due to the step-up in inventory value to fair value also as a consequence of applying fresh-start accounting. The sum of the aforementioned adjustments reduced gross profit by $9 million, or 21.7%, in comparison to the results for the same period in the prior year. The remaining reduction of $10.9 million (26.3%) is a result of the reduced sales period-over-period of $26 million. The 42% impact on gross margin is consistent with the historic contribution margins maintained by the Company. During the 2001 period, the Company instituted various cost reduction programs focused on reducing material and labor costs and the variable components of overhead costs. Overall the number of employees were reduced from 1,642 to 1,531, a reduction of 111 employees or 6.8%.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative ("SG&A") expenses for the period April 3, 2001 through December 30, 2001 were $24.8 million compared to $23.7 million for the same period in the prior year, an increase of $1.1 million or 5%. The increase period-over-period is due in part to the increase in the amortization of intangible assets of $.2 million, which is a result of the application of fresh-start accounting. In addition, legal and professional fees for the period amounted to $2.5 million related to environmental issues, certain costs associated with the Smith litigation, other legal matters and other professional fees. Certain of these fees were historically used to offset the Raymark debt (under the Raymark indemnification agreement) in the prior period. In connection with the bankruptcy proceedings, Raytech assumed the liability for the Raymark pension plans. The pension cost for the thirty-nine-week period ended December 30, 2001 amounted to $784 thousand. This plan was not a liability for Raytech in the same period in the prior year. These increased expenses were offset by cost reduction programs, primarily in human resources, within the traditional costs associated with SG&A.

INTEREST EXPENSE

Interest expense for the thirty-nine-week period ended December 30, 2001 totaled $.9 million compared to $1.6 million in the same period in the prior year, a decrease of $.7 million or 44%. The elimination of the Raymark debt, as a component of the Plan of Reorganization accounted for $.2 million of the decline. The remaining $.5 million was due to the reduction in the domestic borrowing rate from an average of 5.0% for the period April 3, 2001 through December 30, 2001 compared to an average borrowing rate of 9.5% for the same period in the prior year.

REORGANIZATION ITEMS

In connection with the bankruptcy proceedings, Raytech incurred approximately $784 thousand in professional fees during the thirty-nine-week period ended December 30, 2001. These fees related to accounting, legal, consulting and other miscellaneous services.

PROVISION FOR ENVIRONMENTAL AND ASBESTOS LITIGATION

The Company recorded an expense for environmental liability during the thirty-nine-week period ended December 30, 2001 of $5.9 million. The Company is complying with a Federal Order issued by the U.S. Environmental Protection Agency (EPA) at its manufacturing facility in Crawfordsville, Indiana. The Company has an accrued liability of $7.4 million at December 30, 2001, which should provide for full remediation and fines in compliance with the Order. See Note W in the Consolidated Financial Statements for more details.

In addition, in the thirty-nine-week period ended December 31, 2000, the Company recorded as a component of the liabilities subject to compromise an expense of $450.3 million, which consisted of $431.8 million in claims from the Federal and certain State Governments for certain environmental issues, $16 million as an estimate for the Raymark pension obligation and $2.5 million for certain claims related to other Raymark employee plans. In addition, an expense of $6.8 billion was recorded during the period to reflect the estimated claims associated with the asbestos litigation. All of the above matters were settled in conjunction with the Plan of Reorganization.

INCOME TAX BENEFIT

For tax reporting purposes, the Company's emergence from bankruptcy did not create a new tax reporting entity. Accordingly, the adjustments to adopt fresh-start accounting are not applicable for the Company's tax reporting. Therefore, with the exception of goodwill, these adjustments have created new deferred tax items.

The effective tax rate for the thirty-nine-week period ended December 30, 2001 was a 45% benefit compared to a 1.8% expense in the same period in the prior year.

The effective tax rate for the year ended December 30, 2001 was 28% compared to 42% for the year ended December 31, 2000, excluding the deferred tax benefit in 2000 referred to below. In calculating the effective tax rate, the distinction between Successor Company and Predecessor Company is not relevant as explained above; therefore, the taxable income for book purposes in 2001 is $93.3 million. The income tax provision for this period is $26.3 million, hence the effective rate for the year is as noted, 28%.

The Company's tax rate differs from the federal statutory rate of 35% due primarily to the effect of recording goodwill as part of the fresh-start adjustments, which reduced the tax rate for the period approximately 9%. Additionally, the effect of providing for certain State, foreign and other tax adjustments increased the effective rate 2%.

In connection with the Company's emergence from bankruptcy, the Company recorded an income tax receivable and payable to the PI Trust in the amount of $38 million resulting from net operating losses arising from the transfer of stock and cash to the PI Trust carried back to 1991 through 2000. Pursuant to the Tax Benefits Assignment and Assumption Agreement (the "Agreement"), all tax benefits received by the Company due to the reorganization are to be passed onto the PI Trust as received, subject to a holdback provision. The Company has tax loss carryforwards of $30.2 million and tax credit carryforwards of $4.9 million at December 30, 2001, all of which will inure to the benefit of the PI Trust. Additionally, future payments to the PI Trust and others will create additional tax deductions, which will inure to the benefit of the PI Trust in accordance with the Agreement. These include deductions for payments to the PI Trust of tax benefits associated with the utilization of the operating losses created by the reorganization, and contributions made to the Raymark pension plan. If Raytech Corporation generates losses in future periods, exclusive of losses attributable to the payments discussed above, those losses will be retained by the Company. The method of allocation in utilizing future operating losses, if any, between the PI Trust and Raytech Corporation has not been determined at this time. Additional tax recoveries to be received in future periods are shown as deferred tax assets and a deferred payable to the PI Trust which amounted to $41.8 million at December 30, 2001.

The Company has filed for and received in 2002 Federal tax refunds of $32 million. Pursuant to the Agreement, Raytech has paid over to the Trust $22.5 million of the refund and retained $9.6 million as required by the holdback provision of the Agreement. The Company expects to file returns relating to the $6 million due from state governments in 2002.

The Company is under audit for 1996 through 1998, and it is anticipated the audit will be expanded through year-end 2001. Any tax assessment, up to the amount of the refunds received, arising from this audit, or the future audit of the current year, or any other years in the carryback period, are, pursuant to the Agreement, the responsibility of the PI Trust and will therefore reduce the deferred tax asset associated with, and liability payable to, the PI Trust.

At December 30, 2001, the Company had foreign loss carryforwards of $3,115 (Germany $1,244, China $154 and U.K. $1,717), which do not expire. A valuation allowance has been provided against the tax benefit of the U.K. carryforwards due to uncertainty of future profitability of these operations.

In 2000, the Company recorded a deferred tax asset of $2.767 billion relating to the tax effects of the liabilities subject to compromise. Total deferred tax assets and liabilities at December 31, 2000 amounted to $2.772 billion. Based on its historical domestic taxable income, the Company expected to realize approximately $140 million of the deferred tax asset through the ten-year carryback of the previously paid domestic taxes and the expected tax benefits during the twenty-year carryforward period. In addition, the Company has recognized a deferred tax asset in connection with German loss carryforwards. Accordingly, the Company in 2000 had recorded a valuation allowance of $2.633 billion against the deferred tax asset to state it at its expected net realizable value. The Plan became effective during 2001 and the liabilities subject to compromise were settled for less than the recorded amount of allowed claims. The net deferred tax asset was adjusted accordingly.

The Company owns 57% of the stock of Allomatic Products Company ("APC"). The Company has not recorded a deferred tax liability for the undistributed earnings of APC since management expects that those earnings will be distributed to the Company in a tax-free transaction. However, the deferred tax liability on the undistributed earnings of APC would be approximately $1.0 million at December 30, 2001, if all of APC's earnings were to be distributed through the distribution of dividends.

EXTRAORDINARY ITEM

A note payable to the former AFM principal dated April 1998 was settled in October 2001. The settlement agreement required a payment of $3.1 million. Prior to the settlement, the Company had a note payable of $3.0 million and accrued interest of $1.6 million recorded. The Company has recorded an extraordinary gain in the fourth quarter of 2001 in the amount of $954 million net of taxes of $594, which was comprised substantially of accrued interest.

BUSINESS SEGMENT AND GEOGRAPHIC AREA RESULTS

The following discussion of operating results by industry segment and geographic area relates to information contained in Note N in the Consolidated Financial Statements. Operating profit is income before income taxes, minority interest, provision for asbestos litigation, provision for environmental and other claims and extraordinary items.

Successor Company Net Sales by Business Segment (in thousands)	
Wet Friction	$ 89,646
Aftermarket	34,382
Dry Friction	22,022

Wet Friction Segment (in thousands)	Net Sales	Operating Profit
Successor Company April 3, 2001 through December 30, 2001	**$ 89,646**	**$ 3,387**
Predecessor Company April 3, 2000 through December 31, 2000	$108,624	$11,740

WET FRICTION SEGMENT

Revenues decreased 17.5% percent to $89.6 million during the period April 3, 2001 through December 30, 2001 as compared with $108.6 million in the same period in the prior year. The decline was caused primarily by the low automobile production in North America as the slow economy impacted the buying patterns of consumers. As inventory levels of automobiles increased during the period April through September 2001, production schedules at our facilities were adjusted to reflect the changes in demand. In the period October through December 2001, automobile sales increased due to favorable financing packages available to consumers. These increased sales served to reduce automobile inventory levels rather than provide for increased production at our facilities. In addition to the impact of the poor economy in the United States, the Company provided price concessions totaling $.9 million. Further, the loss of business in the automobile OEM component of the segment reflected $2.8 million of lost business due to technology changes in certain transmissions manufactured by our customer base. This reduction was offset somewhat by providing components for the new technology. Additionally, the loss of certain business to foreign production amounted to $2.4 million in reduced sales. The remaining sales decline of $12.9 million was attributed to the poor economy.

The operating profit for the thirty-nine-week period ended December 30, 2001 of $3.4 million compared unfavorably to the $11.7 million recorded in the same period in the prior year, a reduction of $8.3 million. The sales reduction of $19.0 million for the period was the cause of the reduced operating profit. The relationship between sales and operating profit reflects a 44% decrease in operating profit as a percentage of reduced sales. The Company was able to maintain this ratio through cost reduction programs, which were implemented in a timely manner.

Aftermarket Segment (in thousands)	Net Sales	Operating Profit
Successor Company April 3, 2001 through December 30, 2001	**$34,382**	**$6,035**
Predecessor Company April 3, 2000 through December 31, 2000	$43,418	$8,207

The Aftermarket segment recorded sales of $34.4 million for the thirty-nine-week period ended December 30, 2001 compared to $43.4 million for the same period in the prior year, a decrease of $9.0 million or 20.7%. The decrease in sales is due to the loss of business at major customers. In addition to the poor economy, this segment lost sales due to the acquisition of a major customer by a group which was more aligned to purchasing friction products from a major competitor of Raytech. This accounted for $6.3 million in reduced sales. Further, another major customer brought in-house the manufacturing of certain steel plate parts, which was reflected in reduced sales of $2.3 million. The remaining sales reduction of $.4 million was attributed to the poor U.S. economy.

Operating profits for the Aftermarket segment for the thirty-nine-week period ended December 30, 2001 were $6.0 million compared to $8.2 million for the same period in the prior year, a reduction of $2.2 million or 26.8%. The Aftermarket segment reacted in a timely manner to the sales decline and reduced costs through an internal reorganization which streamlined certain distribution functions and also reduced costs in the manufacturing process.

Dry Friction Segment (in thousands)	Net Sales	Operating Profit (Loss)
Successor Company April 3, 2001 through December 30, 2001	**$22,022**	**$603**
Predecessor Company April 3, 2000 through December 31, 2000	$20,015	$ (.3)

Revenues of $22.0 million were recorded in the thirty-nine-week period ended December 30, 2001 compared to $20.0 for the same period in the prior year, an increase of $2.0 million or 10%. The increase was due to increased sales through the operations in China, which were opened in 1998. Revenues for the China operations for the period were $4.8 million compared to $3.0 million for the same period in 2000, an increase of $1.8 million or 60%. The revenue generated through the German operation was substantially the same as in the same period in the prior year.

The operating profits for this segment for the period of $.6 million compared to a loss in the same period in the prior year of $.3 million, an increase period-over-period of $.9 million. This improved operating profit is attributable entirely to the increased sales through the China facility.

MARKET CONDITIONS AND OUTLOOK

In developing the outlook for the 2002 year, the impact on the United States and world economies from the terrorists' attack, which occurred on September 11, 2001, is unknown. The U.S. automakers have responded to the potential drop in demand with financing packages which have, through the end of 2001, increased sales. The impact from the terrorists' attack and the retaliation by the United States will undoubtedly have an impact on the future economy; however, at this point it is not possible to quantify that impact.

The Company's Wet Friction segment expects sales to decline in 2002 as compared to the results recorded in 2001 by an estimated 5%. The reduction reflects the continued slowdown in the automotive original equipment market as the United States economy recovers at a slow pace during 2002. Our customers in the automotive OEM are expected to continue to face competitive pressure from foreign competition from both Europe and Asia, which will provide increased pressure on the supplier base for continued cost reduction. The Company was successful in expanding its supplier position with General Motors Corporation and the new production, which will begin in the second quarter of 2002, will offset the negative effects of both pricing and the slow economy as these issues impact the Wet Friction segment. The heavy duty component of the Wet Friction segment is expected to decline in 2002 due to competitive pressure on pricing and the loss of certain business due to foreign production. The markets served by this component of the Wet Friction segment, mainly construction, mining and agriculture, are not expected to grow significantly in 2002; therefore, increased production is not expected.

The Aftermarket segment is expected to remain at the same level as 2001. The slow economy in the United States is expected to continue to negatively offset growth for this segment. Additionally, the continued improved quality of the original equipment manufacturers has pushed out the need for replacement parts. This trend is expected to continue in 2002, reducing the opportunity for increased sales. This segment continues to explore opportunities to expand its product offerings in the transmission aftermarket and will continue to explore opportunities in 2002.

The Dry Friction segment is expected to increase revenues in 2002 over 2001 results. The development of new market opportunities in Asia is expected to continue through the planned expansion of our production facility in China. This facility improved revenues substantially over 2000 results and is expected to continue the positive performance in 2002. The European revenues are expected to increase in 2002 due to modest growth in the overall European economy.

The Company's outlook for 2002 anticipates total revenues to be at 2001 levels as well as comparative operating profits. There are many events which could negatively impact the Company's current view, including the impact of the economy worsening in the United States and in the world, the impact of the war on terrorism on the economy and the level of uncertainty perceived by the consumers in the markets the Company serves.

EURO CONVERSION

In January 1999, certain member countries of the European Union established irrevocable, fixed conversion rates between their existing currencies and the European Union's common currency (the Euro).

The introduction of the Euro was scheduled to be phased in over a period ending January 1, 2002, when Euro notes and coins came into circulation. The existing currencies were due to be completely removed from circulation on February 28, 2002. Our Company has been preparing for the introduction of the Euro for several years. The timing of our phasing out all uses of the existing currencies will comply with the legal requirements and also be scheduled to facilitate optimal coordination with the plans of our vendors, distributors and customers. Our work related to the introduction of the Euro and the phasing out of the other currencies included converting information technology systems, evaluating and taking action as needed, regarding the continuity of contracts; and modifying our processes for preparing tax, accounting, payroll and customer records.

We believe the Euro replacing the other currencies will not have a material impact on our operations or our Consolidated Financial Statements.

FINANCIAL RISKS

The Company maintains lines of credit with United States and foreign banks, as well as other creditors detailed in Note I in the Consolidated Financial Statements. The Company is naturally exposed to various interest rate risk and foreign currency risk in its normal course of business.

The Company effectively manages its accounts receivable as evidenced by the average days sales in trade receivables of 43 days. This allows for minimum borrowings in supporting inventory and trade receivables. Management does not anticipate a significant change in fiscal policy in any of its borrowing markets in 2002 given current economic conditions. Further, the Company can reduce the short-term impact of interest rate fluctuation through deferral of capital investment should the need arise.

The Company maintains borrowings in both fixed rate and variable rate debt instruments. The fixed rate debt at year-end 2001 of $ 5.7 million had rates of interest that ranged from 2.5% to 7.5%. The variable rate debt at year-end 2001 of $11.3 million had rates of interest that ranged from 5% to 8%. The variable debt reprices either at prime rate, the Eurodollar rate or the European Community discount rate. The Company has not entered into any interest rate management programs such as interest rate swaps or other derivative type transactions. The amount of exposure which could be created by increases in rates is not considered significant by management.

The local currencies of the Company's foreign subsidiaries have been designated as their functional currencies. Accordingly, financial statements of foreign operations are translated using the exchange rate at the balance sheet date for assets and liabilities, historical exchange rates for elements of stockholders' equity and an average exchange rate in effect during the year for revenues and expenses. Where possible, the Company attempts to mitigate foreign currency translation effects by borrowing in local currencies to fund operations. The Company does not believe that the fluctuation in foreign currency will have a material adverse effect on the Company's overall financial condition. Additionally, the Company does not enter into agreements to manage any currency transaction risks due to the immaterial amount of transactions of this type.

LIQUIDITY AND CAPITAL RESOURCES

The Company's Wet Friction and Dry Friction operations are capital intensive and the required capital is funded through current operations and external borrowing sources. The Aftermarket operation has historically required less capital investment and has provided needed capital through current operations.

The positive cash flows provided by operations of the Successor Company for the period April 3, 2001 through December 30, 2001 were $16.7 million. Non-cash expenditures such as depreciation and amortization of $12.3 million and the inventory fair value adjustments of $5.9 million, and the positive changes in operating assets and liabilities of $10.2 million were the most significant items that provided for positive cash flow from operating activities. These positive cash flows offset a loss from operations of $5.6 million, a deferred tax benefit of $5.7 million and miscellaneous items of $.4 million.

The positive change in operating assets and liabilities of $10.2 million is summarized as follows:

	Successor Company for the Period April 3, 2001 to Dec. 30, 2001
Trade accounts receivable	$ 6,598
Inventories	1,119
Other current assets	(2,400)
Other long-term assets	189
Accounts payable	(404)
Accrued liabilities	3,154
Other long-term liabilities	1,967
	$10,223

The reduction in accounts receivable of $6.6 million reflects the cyclical nature of the Company's business where accounts receivable are at the highest levels in the first quarter of the year and are at the lowest levels at year-end. The receivables decrease as compared to December 31, 2000 is $1.5 million, which is more reflective of the impact on accounts receivable from reduced sales. The inventory reduction of $1.1 million reflects the impact from lower sales on inventory levels.

The change in other current assets provided for $2.4 million of use in working capital caused substantially by an increase in restricted cash due to an escrow agreement with the Pension Benefit Guaranty Corporation ("PBGC"), which funds will be used to fund the Raymark Pension Plan. This increase was offset by reductions in prepaid insurance and miscellaneous other asset accounts.

The accrued liabilities and other long-term liabilities provided $5.1 million in working capital for the period, which consisted of increases in accrued taxes of $1.5 million, an increase in environmental liabilities of $4.1 million, increases in pension liabilities for the Raymark pension of $.8 million and German pension of $.4 million and other miscellaneous increases of $2.0 million. These were offset by the accrued interest and other expenses associated with the settlement of the note payable to the former principal of AFM of $1.5 million and a reduction in employee benefit accruals of $2.2 million.

Additional information detailing the debt of Raytech Corporation can be found in Note I in the Consolidated Financial Statements.

FUTURE LIQUIDITY

See Note W in the Consolidated Financial Statements.

Concurrent with the effective date of the Plan, Raytech settled the Liabilities Subject To Compromise either through the issuance of common stock, payment in cash or the assumption of a liability for $11.2 million for certain Raymark pension plans among other resolutions. The pension plans have a current unfunded liability for pre-2001 funding for $6.5 million. The Company is working with the Internal Revenue Service (IRS) and the PBGC to obtain a funding waiver under Revenue Procedure 94-41. The request for waiver was filed with the IRS on February 28, 2002. The waiver, if granted, would provide for an extended period of time for funding this pre-2001 amount of $6.5 million while keeping the annual funding going forward on a current basis. The funding required for the 2001 pension funding period would be approximately $3.3 million, the anticipated funding for the pre-2001 period amount would be approximately $1.6 million annually for five years. The total payment due through September 15, 2002 would amount to $6.5 million. In December 2001, the Company and the PBGC entered into an escrow agreement, which is intended to reflect the Company's intent to fund subject to receiving the waiver. The escrow account was funded with $3.0 million in December 2001, which is included as restricted cash at December 30, 2001, and an additional $1.2 million in January 2002 for a total of $4.2 million. The remaining funding requirement in 2002 for the 2001 Plan year and the pre-2001 period is $2.3 million. In the event that the waiver from the IRS is not granted, the funding requirements for 2001 would be $12.3 million. This would require additional borrowings by the Company. The Company anticipates that additional borrowings would be available using assets of the Company not currently pledged as collateral for its existing debt. The Company expects to be successful in receiving this waiver.

The Plan also set forth a Tax Benefits Assignment and Assumption Agreement between the Company and the Raytech Corporation Asbestos Personal Injury Settlement Trust (the "Trust"), which provides that the tax benefits received by the Company due to the reorganization be passed onto the Trust as received, subject to a holdback provision. See Note L to the consolidated financial statements for more details. At December 30, 2001, the Company had recorded as a current asset, Income Tax Receivable $37.9 million with a corresponding liability, payable to the PI Trust. In January 2002, the Company filed its 2001 Federal tax return for the Raytech consolidated group and received a tax refund of $32.1 million of which $22.5 was forwarded to the Trust and $9.6 is being held as a holdback amount. The remaining current receivable of $5.8 million represents taxes due from state governments. These returns are expected to be filed in 2002.

The debt at December 30, 2001 consists of the following:

	Successor Company at December 30, 2001
Current portion of long-term debt	$10,262
Long-term debt	6,820
Total debt	$17,082

The debt, as more fully detailed in Note I to the Consolidated Financial Statements, consists of both domestic and foreign debt. The domestic debt is collateralized by accounts receivable, inventory and machinery and equipment. The accounts receivable and inventory components are determined using a formula based on the respective account balances. In the event accounts receivable and inventory were to decline, availability would also decline. Additionally, the agreement includes certain covenants, the most restrictive of which requires the borrowers to maintain minimum annual earnings before interest, taxes, depreciation and amortization of $15 million. The foreign debt consists of both term notes and lines of credit. The lines of credit are payable on demand.

The Company does not maintain any off balance sheet debt, guarantees or other arrangements.

The Company recorded an expense for environmental liability during the thirty-nine-week period ended December 30, 2001 of $5.9 million. The Company is complying with a Federal Order issued by the U.S. Environmental Protection Agency (EPA) at its manufacturing facility in Crawfordsville, Indiana. The Company has an accrued liability of $7.4 million at December 30, 2001, which should provide for full remediation and fines in compliance with the Order. It is anticipated that substantially all of these costs will be paid in the 2002 fiscal year. See Note W in the Consolidated Financial Statements for more details.

Management believes that existing cash balances, availability under its existing credit facilities and cash flow from operations during 2002 will be sufficient to meet all of the Company's obligations arising in the normal course of business, including anticipated capital investments. In the event that the waiver is not obtained for the Raymark pension funding, additional borrowings will be required.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In October 2001, the Financial Accounting Standards Board issued Financial Accounting Statement No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." The objectives of SFAS No. 144 are to address significant issues relating to the implementation of Financial Accounting Statement No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and to develop a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The provisions of SFAS No. 144 will be effective for the Company as of the beginning of fiscal 2002. Management has assessed the impact of this statement on its financial statements and has concluded that the impact of SFAS No. 144 will not be material.

RESULTS OF OPERATIONS FOR THE PREDECESSOR COMPANY FOR THE THIRTEEN-WEEK-PERIOD ENDED APRIL 1, 2001

Raytech Corporation recorded net income for the thirteen-week period ended April 1, 2001 of $1.7 million or $.49 per basic share as compared to $4.8 million or $1.38 per basic share for the same period in the prior year. The reduced earnings were due primarily to the slow U.S. economy and the significantly lower automobile production for Raytech's original equipment manufacturing customers. As detailed below, the Wet Friction segment was hardest hit, recording lower sales of $9.9 million compared to 2000, a decline of 22.5%.

The Aftermarket segment was also negatively affected by the poor economy, which is reflected in the reduced sales of $1.9 million compared to the same period in 2000, a reduction of 12.7%.

NET SALES

Worldwide net sales of $55.2 million for the thirteen-week period ended April 1, 2001 were less than net sales for the same period in the prior year of $67.5 million by $12.3 million or 18.2%.

The Wet Friction segment reported sales of $34.1 million in the first quarter of 2001 compared to $44.0 million for the same period in the prior year, a decline of $9.9 million or 22.5%. Approximately 50% of the reduced sales in this segment were due to lower demand from the automotive original equipment customers as the demand for new cars and light trucks was lower in the first quarter of 2001 compared with the prior year first quarter. Additionally, the production of new cars and light trucks was further affected by the apparent desire of the Big 3 U.S. automobile manufacturers to reduce inventory levels. In the North American market, light vehicle production fell approximately 20% period-over-period. In addition to the decline in automobile original equipment sales, this segment was also affected by the loss of a portion of the business of a heavy duty customer. This loss of business to foreign competition accounted for approximately $5.1 million or 50% of the sales decline period-over-period.

The Aftermarket segment reported sales of $13.1 million for the thirteen-week period ended April 1, 2001 compared to $15.0 million for the same period in 2000, a decrease of $1.9 million or 12.7%. The sales decline was due to a variety of issues, most significantly the softness in the U.S. economy and the automobile sector in particular. Further, the competitive issues in this market segment have continued from the prior year.

The Dry Friction segment recorded sales of $8.0 million for the first quarter of 2001 compared to $8.4 million for the same period in the prior year, a decline of $.4 million or 4.8%. The German operation, which represents over 92% of the sales of this segment, reported sales of DM16.0 million in the first quarter of 2001 compared to DM16.3 million in the same period in the prior year. The reduced sales for this segment is substantially due to the decline in the deutsche mark period-over-period.

GROSS PROFIT

Gross profit as a percentage of sales for the thirteen-week period ended April 1, 2001 was 20.6% as compared to 26.8% for the same period in the prior year, a decrease of 6.2 percentage points. The reduced gross profit is a direct result of the reduced sales volume experienced by Raytech in th first quarter of 2001 compared to 2000. The decrease in sales period-over-period was $12.3 million. The resulting decrease in gross profit is caused primarily by under absorbed overhead.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses decreased 11.5% to $7.7 million, as compared to $8.7 million in the first quarter of the prior year. The decrease is attributable to lower salary expenses and employee reductions.

INTEREST EXPENSE

Interest expense, excluding Raymark interest, for the period of $.4 million is $.1 million less than the same period in the prior year amount of $.5 million, a reduction of 20%. The reduction in interest expense is due to the 1% reduction in the interest rate on domestic bank debt period-over-period.

OPERATING PROFITS

The following discussion of operating results by industry segment relates to information contained in Note N to the Consolidated Financial Statements. Operating profit is income before income taxes and minority interest.

Operating profit decreased $5.6 million or 61.5% in the first quarter of 2001 to $3.5 million as compared to $9.1 million in the first quarter of 2000. The decline in operating profit, as more fully explained below, was due to the reduced sales of $12.3 million as compared to the same period in the prior year.

The Wet Friction segment posted operating profit of $1.3 million in the first quarter of 2001 as compared to $6.4 million in 2000, a decline of $5.1 million or 80%. The decline in sales of this segment of 22.5%, or $9.9 million, and the resulting underabsorption of overhead, was the primary cause of the reduced operating profit in this segment; a more detailed discussion of sales is contained in the "Net Sales" section of this report. Raytech Corporation has taken certain steps to address the decreased operating profit in this segment, including reductions in both the hourly and salaried work force, wage and new hire containment programs and a stronger focus on reducing material costs.

The cost containment programs outlined above are in place in all segments of Raytech.

The Aftermarket segment recorded an operating profit in the first quarter of $2.1 million, which was less than the prior year amount of $2.6 million by $.5 million or 19.2%. The reduced operating profit reflects the impact of the lower sales, compared period to period of $1.9 million.

The Dry Friction segment recorded operating profit of $.8 million compared to $1.0 million in the same period in the prior year, a reduction of $.2 million or 20%. The operating profit decline is due substantially to negative currency translations.

INCOME TAXES

The effective tax rate for the thirteen-week period ended April 1, 2001 was 42%, which is the same tax rate used in the same period in the prior year. The rate differs from the statutory federal rate principally because of state and foreign taxes.

2000 COMPARED WITH 1999

The most significant event that occurred in the year 2000 for Raytech Corporation was the confirmation by the Bankruptcy Court of Raytech's Second Amended Plan of Reorganization ("Plan"), which confirmation was affirmed by the U.S. District Court on September 13, 2000. The Plan and the confirmation process are discussed more fully in Note A to the Consolidated Financial Statements herein. During fiscal 2000, the Company recorded certain charges and related liabilities as "liabilities subject to compromise" in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.

The charges and related liabilities discussed above included an estimate of the asbestos-related personal injury liability of $6.76 billion and an estimate of the government's claim for certain environmental liabilities of $431.8 million. As part of the bankruptcy proceedings with respect to successor liability, Raytech recorded a charge of $16 million to reflect its liability for funding the Raymark pension plan as well as a charge for $2.5 million for certain other Raymark retiree liabilities.

When the Plan becomes effective, substantially all the liabilities subject to compromise were discharged in exchange for 90% of stock of reorganized Raytech, while the current equity holders have retained a 10% ownership position. The Bankruptcy Court has not yet determined if the pension and retiree claims will be discharged as part of the exchange for 90% of stock of reorganized Raytech or whether they will be addressed as a priority claim, which would require Raytech to fund the liabilities out of current operations. There are several conditions and other matters that must be resolved in order to have the Plan become effective. Accordingly, it is difficult to predict with certainty when it will become effective.

Raytech Corporation's revenues for the year ended December 31, 2000 were $239.5 million compared to $252.0 million in 1999. Net loss for the year ended December 31, 2000 was $7.1 billion or $2,015.40 basic loss per share, as compared to net income of $16.4 million or $4.76 basic earnings per share in 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NET SALES

Worldwide net sales were $239.5 million, compared with $252.0 million in 1999, a reduction of $12.5 million or 5%. The Wet Friction segment sales decreased $4.0 million primarily due to weak sales in the light duty component of the wet friction segment. The decline in sales volume was partially due to the much anticipated slowing in the U.S. economy and the loss of certain sales to a major customer due to foreign competition. The impact on the automotive original equipment manufacturers has resulted in slow movement of inventory. However, decreases were partially offset by improvements in the heavy duty and agricultural markets as the demand for certain items increased. Aftermarket sales decreased $5.7 million compared with the prior year as a result of aggressive inventory management at certain of our customers. In general, the aftermarket was slower in 2000 as compared to 1999. The dry friction segment sales decreased $2.8 million year over year due to an adverse foreign currency fluctuation ($3.9 million), offset by an increase in sales of $1.1 million.

GROSS PROFIT

Gross profit as a percentage of sales for the period ended December 31, 2000 is 24.8% as compared to 23.9% for the same period one year ago. The improved gross profit of .9 percentage points was due primarily to the improved performance at the Sterling Heights, Michigan, manufacturing facility. During the 2000 fiscal year, management changes and related cost savings programs at this facility provided for the improved performance. Manufacturing costs were further controlled through reductions in the number of employees during the year, as well as benefits derived through improved efficiencies from capital investment.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses decreased .9% to $32.4 million as compared to $32.7 one year earlier. The cost decrease is attributable to reduced administrative staff and reductions in selling costs.

INTEREST EXPENSE

Interest expense, excluding the Raymark note, is down slightly as compared to the prior year. During 2000, Raybestos Products Company and Raytech Automotive Components Company terminated their Loan and Security Agreements with Bank of America and entered into a new Loan and Security Agreement ("Agreement") with Congress Financial Corporation. The new Agreement provides for Raybestos Products Company, Raytech Automotive Components Company and Automotive Composites Company to borrow up to $30 million in the aggregate. The Agreement consists of a $25 million revolving line of credit and a term loan of $5 million. The revolving line of credit is limited through a formula which provides availability based on qualified accounts receivable and inventory. The debt refinancing lowered the interest rate 50 basis points on all domestic borrowing. Additionally, lower capital expenditures year-over-year provided funds to lower the overall debt position of the Company.

In connection with the January 1998 Bankruptcy Court decision to require Raytech to halt payments on its promissory note payable to Raymark, management concluded that interest should not be accrued during the cease payment period. Accordingly, no interest was accrued in fiscal 2000, 1999 and 1998.

OTHER INCOME, NET

Other income, net consists of miscellaneous items of which the most significant is interest income in the amount of $592 thousand.

INCOME TAXES

In 2000, the Company recorded an additional deferred tax asset of $2.767 billion relating to the tax effects of the liabilities subject to compromise. Based on its historical taxable income, the Company expects to realize approximately $140 million of the total deferred tax asset through the ten-year carryback of the previously paid taxes and the expected tax benefits during the twenty-year carryforward period. Accordingly, the Company has recorded a valuation allowance of $2.633 billion against the gross deferred tax asset to state it at its expected net realizable value.

The Company's effective tax rate, excluding the deferred tax benefit referred to above, for the year ended December 31, 2000 was 42% compared to 32% for the same period in the prior year. The Company's effective tax rate of 42% differs from the federal statutory rate primarily due to state and foreign taxes. In the prior periods, the tax rate was reduced by the effect of certain legal and other costs deducted for tax purposes but offset for financial reporting purposes against the principal balance of the Raymark note payable in connection with an indemnification agreement with Raymark. The offset against the principal balance of the Raymark note was substantially utilized and this tax benefit is no longer available. This issue accounts for substantially all of the increase in the effective tax rate.

BUSINESS SEGMENT AND GEOGRAPHIC AREA RESULTS

The following discussion of operating results by industry segment and geographic area relates to information contained in Note N to the Consolidated Financial Statements. Operating profit is income before income taxes and minority interest.

2000 Net Sales by Business Segment	
Wet Friction	64%
Aftermarket	24%
Dry Friction	12%

Wet Friction Segment (in millions)	Net Sales	Operating Profit
2000	$152.7	$18.1
1999	156.7	18.1

WET FRICTION SEGMENT

Revenues decreased 2.6% to $152.7 million as compared with $156.7 million in 1999. The decline was the result of slowing demand in the light duty original equipment market, which includes automotive original equipment and light duty or highway original equipment. New products totaling $5.3 million were introduced through the automotive original equipment section of the Wet Friction segment. The increases were offset by slower demand in the fourth quarter of 2000 as the automobile manufacturers reduced orders for our products. Additionally, the loss to foreign competitors of certain parts to one of our customers further reduced sales. The heavy duty market showed improvement over 1999 as demand for certain agricultural products increased. The agricultural market increased approximately $2.2 million as compared to 1999.

Operating profit was equal to the prior year at $18.1 million. The ability to retain the operating profits at the same level as 1999 with $4 million less in sales is due primarily to improved profitability at the Michigan manufacturing facility and other cost containment programs throughout the Company.

Aftermarket Segment (in millions)	Net Sales	Operating Profit
2000	$58.4	$10.8
1999	64.1	11.6

AFTERMARKET SEGMENT

The Aftermarket segment recorded revenues of $58.4 million for fiscal 2000 as compared to $64.1 million in 1999, a decrease of $5.7 million or 9%. The decrease was due partly to an internal reorganization at a major customer combined with a more focused inventory management program. The combination of these changes reduced sales $1.7 million. Additionally, the aftermarket in general was slower in 2000 as compared to 1999, which is reflected in reduced sales across all product lines.

Operating profits of $10.8 million were less than the $11.6 million recorded in 1999, a decrease of $.8 million or 7%. The decrease in operating profits was due entirely to the lower sales volume year-over-year. Operating profit as a percent of sales increased to 18.5% in 2000 from 18.1% in 1999. The increase reflects the effect of cost reduction programs and improved manufacturing efficiencies implemented in 2000.

Dry Friction Segment (in millions)	Net Sales	Operating Profit
2000	$ 28.4	$ .7
1999	31.2	1.2

DRY FRICTION SEGMENT

Revenues of $28.4 million were recorded in the Dry Friction segment for 2000 as compared to $31.2 million in 1999, a decline of $2.8 million or 9%. Revenues produced at our facility in China improved significantly over 1999 with $.9 million of increased revenues, an increase of 46%. In local currency, revenues of the German operation were up slightly ($.2 million) when compared to 1999. The most significant impact in this segment was the year-over-year decline in the deutsche mark, which provided a negative translation adjustment of $3.9 million.

Operating profit of $.7 million was lower than 1999 by $.5 million or 42%. The decrease in operating profit was due to the currency translation adjustment offset by increases in sales from the China facility.

SAFE HARBOR STATEMENT

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Statements under the "Market Conditions and Outlook" and "Future Liquidity" headings above and other statements herein that relate to future operating periods are subject to important risks and uncertainties that could cause actual results to differ materially. Forward-looking statements relating to the Company's businesses involve certain factors that are subject to change, including the many interrelated factors that affect consumer confidence, including worldwide demand for automotive and heavy duty products, general economic conditions, the environment, actions of competitors in the various industries in which the Company competes; production difficulties, including capacity and supply constraints; dealer practices; labor relations; interest and currency exchange rates; technological difficulties; accounting standards, and other risks and uncertainties. Further information, including factors that potentially could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Management's Discussion and Analysis.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	Successor Company	Predecessor Company
At Fiscal Year Ended	December 30, 2001	December 31, 2000
Assets		
Current assets		
Cash and cash equivalents	$ 14,463	$ 13,540
Restricted cash	5,396	1,106
Trade accounts receivable, less allowance of $729 for 2001 and $1,234 for 2000	22,961	24,487
Inventories, net	31,562	33,322
Income tax receivable	37,877	–
Other current assets	7,048	5,730
Total current assets	119,307	78,185
Property, plant and equipment	119,678	189,659
Less accumulated depreciation	(10,386)	(106,954)
Net property, plant and equipment	109,292	82,705
Intangible assets, net	72,790	19,499
Deferred income taxes	16,600	137,147
Other assets	2,799	2,780
Total assets	$320,788	$320,316

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS [CONTINUED]

(in thousands, except share data)

	Successor Company	Predecessor Company
At Fiscal Year Ended	December 30, 2001	December 31, 2000
Liabilities		
Current liabilities		
Notes payable and current portion of long-term debt	$ 10,262	$ 10,308
Raymark debt	–	10,631
Current portion of pension obligation	7,049	236
Accounts payable	13,268	13,070
Accrued liabilities	22,694	22,538
Payable to the PI Trust	38,022	–
Total current liabilities	91,295	56,783
Liabilities subject to compromise	–	7,211,433
Long-term debt	6,820	9,053
Pension obligation	15,409	1,714
Postretirement benefits other than pensions	12,876	13,150
Deferred payable to the PI Trust	41,614	–
Other long-term liabilities	8,691	7,321
Total liabilities	176,705	7,299,454
Commitments & Contingencies		
Shareholders' Equity (Deficit)		
Capital stock		
Cumulative preferred stock, no par value 5,000,000 (Successor Company), 800,000 (Predecessor Company) shares authorized, none issued and outstanding	–	–
Common stock (Successor Company), par value $1.00, 50,000,000 shares authorized, 41,528,520 issued and outstanding	41,528	–
Common stock (Predecessor Company), par value $1.00, 7,500,000 shares authorized, 5,651,372 issued and outstanding	–	5,651
Additional paid in capital	116,843	70,631
Accumulated deficit	(5,577)	(7,049,641)
Accumulated other comprehensive loss	(8,711)	(1,218)
	144,083	(6,974,577)
Less treasury shares at cost	–	(4,561)
Total shareholders' equity (deficit)	144,083	(6,979,138)
Total liabilities and shareholders' equity (deficit)	$ 320,788	$ 320,316

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data)

	Successor Company		Predecessor Company	
Fiscal year	for the Period April 3, 2001 to December 30, 2001	for the Period January 1, 2001 to April 2, 2001	2000	1999
Net sales	$ 146,050	$ 55,205	$ 239,532	$ 251,966
Cost of sales	(124,590)	(43,811)	(180,043)	(191,728)
Gross profit	21,460	11,394	59,489	60,238
Selling, general and administrative expenses	(24,782)	(7,742)	(32,440)	(32,686)
Other operating income (expense), net	31	–	166	(34)
Operating (loss) profit	(3,291)	3,652	27,215	27,518
Currency transaction gains	194	55	316	105
Interest expense - Raymark	–	(70)	(262)	(274)
Interest expense	(873)	(374)	(1,956)	(2,005)
Reorganization items	(784)	99,996	–	–
Other income, net	404	235	1,028	1,201
(Loss) income before provision for asbestos litigation, provision for environmental and other claims, income taxes, minority interest and extraordinary items	(4,350)	103,494	26,341	26,545
Provision for environmental and other claims	(5,860)	–	(450,250)	–
Provision for asbestos litigation	–	–	(6,760,000)	–
(Loss) income before income taxes, minority interest and extraordinary items	(10,210)	103,494	(7,183,909)	26,545
Income tax benefit (provision)	4,564	(30,846)	126,422	(8,554)
(Loss) income before minority interest and extraordinary items	(5,646)	72,648	(7,057,487)	17,991
Minority interest	(885)	(314)	(1,491)	(1,627)
(Loss) income before extraordinary items	(6,531)	72,334	(7,058,978)	16,364
Extraordinary items, net of taxes of $594 and $135,977	954	6,922,923	–	–
Net (loss) income	$ (5,577)	$6,995,257	$ (7,058,978)	$ 16,364
Basic (loss) earnings per share	$ (.13)	$ 1,778.88	$ (2,015.40)	$ 4.76
Diluted (loss) earnings per share	$ (.13)	$ 1,772.62	$ (2,015.40)	$ 4.65

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Successor Company	Predecessor Company		
Fiscal Year	For the Period April 3, 2001 to December 30, 2001	For the Period January 1, 2001 to April 2, 2001	2000	1999
Cash flows from operating activities:				
Net (loss) income	$ (5,577)	$6,995,257	$ (7,058,978)	$ 16,364
Adjustments to reconcile net (loss) income to net cash provided by operations:				
Deferred income tax	(5,661)	29,395	(136,273)	1,272
Inventory fair value adjustments	5,923	–	–	–
Depreciation and amortization	12,253	3,382	12,367	11,543
Reorganization items, fresh-start adjustments	–	(99,996)	–	–
Extraordinary items	(954)	(6,922,923)	–	–
Income applicable to minority interest	885	314	1,491	1,627
Adjustment for asbestos-related claims	–	–	7,210,250	–
Net loss on sale of fixed assets	133	6	515	326
Other non-cash items	(551)	423	(705)	274
Changes in operating assets and liabilities:				
Trade accounts receivable	6,598	(5,097)	6,972	(3,545)
Inventories	1,119	383	(298)	(3,080)
Other current assets	(2,400)	(1,339)	877	(348)
Other long-term assets	189	(234)	(893)	(79)
Accounts payable	(404)	1,088	(4,006)	1,991
Accrued liabilities	3,154	(3,474)	1,451	1,315
Other long-term liabilities	1,967	342	1,159	169
Net cash provided by (used in) operating activities	16,674	(2,473)	33,929	27,829
Cash flows from investing activities:				
Capital expenditures	(7,488)	(2,717)	(13,539)	(22,969)
Proceeds on sales of property, plant and equipment	131	10	167	211
Net cash used in investing activities:	(7,357)	(2,707)	(13,372)	(22,758)
Cash flows from financing activities:				
Net (payments) borrowings (on) from short-term notes	(2,710)	2,113	(12,668)	1,039
Proceeds from long-term borrowings	105	32	5,717	1,667
Principal payments on long-term debt	(1,153)	(482)	(636)	(209)
Payments on borrowings from Raymark	–	(703)	(9,616)	(5,256)
Cash overdrafts	–	(371)	(622)	993
Exercise of stock options	19	–	105	123
Net cash (used in) provided by financing activities	(3,739)	589	(17,720)	(1,643)
Effect of exchange rate changes on cash	14	(78)	(43)	(164)
Net change in cash and cash equivalents	5,592	(4,669)	2,794	3,264
Cash and cash equivalents at beginning of period	8,871	13,540	10,746	7,482
Cash and cash equivalents at end of period	$ 14,463	$ 8,871	$ 13,540	$ 10,746

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except share data)

	Common Stock	Additional Paid in Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock at Cost (2,132,059 Shares)	Total
Predecessor Company:						
Balance, January 3, 1999	$ 5,553	$ 70,501	$ (7,027)	$ (169)	$ (4,561)	$ 64,297
Comprehensive income:						
Net income			16,364			16,364
Changes during the year				4		4
Total comprehensive income			16,364	4		16,368
Stock options exercised (59,509 shares)	60	63				123
Balance, January 2, 2000	5,613	70,564	9,337	(165)	(4,561)	80,788
Comprehensive loss:						
Net loss			(7,058,978)			(7,058,978)
Changes during the year				(1,053)		(1,053)
Total comprehensive loss			(7,058,978)	(1,053)		(7,060,031)
Stock options exercised (38,409 shares)	38	67				105
Balance, December 31, 2000	5,651	70,631	(7,049,641)	(1,218)	(4,561)	(6,979,138)
Comprehensive income:						
Net income			6,995,257			6,995,257
Changes during the period				(284)		(284)
Total comprehensive income			6,995,257	(284)		6,994,973
Reorganization	35,870	46,200	54,384	1,502	4,561	142,517
Balance, April 2, 2001	**$41,521**	**$116,831**	$ –	$ –	$ –	$ **158,352**
Successor Company:						
Balance April 2, 2001	**$41,521**	**$116,831**	$ –	$ –	$ –	$ **158,352**
Comprehensive loss:						
Net loss			(5,577)			(5,577)
Changes during the period				(8,711)		(8,711)
Total comprehensive loss			(5,577)	(8,711)		(14,288)
Stock options exercised (6,596 shares)	7	12				19
Balance, December 30, 2001	**$41,528**	**$116,843**	**$ (5,577)**	**$ (8,711)**	$ –	$ **144,083**

The accompanying notes are an integral part of these statements.

(dollars in thousands, unless otherwise noted, except per share data)

NOTE A - FORMATION OF RAYTECH CORPORATION, SALE OF RAYMARK, CHAPTER 11 PROCEEDING AND EMERGENCE FROM BANKRUPTCY

Raytech Corporation ("Raytech" or the "Company") was incorporated in June, 1986 in Delaware and held as a subsidiary of Raymark Corporation ("Raymark"). In October 1986, Raytech became the publicly traded (NYSE) holding company of Raymark stock through a triangular merger restructuring plan approved by Raymark's shareholders whereby each share of common stock of Raymark was automatically converted into a share of Raytech common stock. In May 1988, Raytech divested all of the Raymark stock.

In accordance with the restructuring plan, Raytech, through its subsidiaries, purchased certain non-asbestos businesses of Raymark in 1987, including the Wet Clutch and Brake Division and Raybestos Industrie-Produkte GmbH, a German subsidiary. Despite the restructuring plan implementation and subsequent divestiture of Raymark, Raytech was named a co-defendant with Raymark and other named defendants in numerous asbestos-related lawsuits as a successor in liability to Raymark.

In one of the asbestos-related personal injury cases decided in October 1988 in a U.S. District Court in Oregon, Raytech was ruled under Oregon equity law to be a successor to Raymark's asbestos-related liability. The successor ruling was appealed by Raytech and in October 1992 the Ninth Circuit Court of Appeals affirmed the District Court's judgment. The effect of this decision extended beyond the Oregon District due to a Third Circuit Court of Appeals decision in a related case wherein Raytech was collaterally estopped (precluded) from relitigating the issue of its successor liability for Raymark's asbestos-related liabilities.

In order to stay the asbestos-related litigation, on March 10, 1989, Raytech filed a petition seeking relief under Chapter 11 of Title 11, United States Code in the United States Bankruptcy Court, District of Connecticut.

After several Court rulings, including an appeal to the U.S. Supreme Court, the Oregon case, as affirmed by the Ninth Circuit Court of Appeals, remained as the prevailing decision holding Raytech to be a successor to Raymark's asbestos-related liabilities.

As a result of the referenced Court rulings, in October, 1998 Raytech reached a tentative settlement with its creditors for a consensual plan of reorganization (the "Plan"), providing for all general unsecured creditors including all asbestos and environmental claimants to receive 90% of the equity in Raytech in exchange for their claims. As such, an asbestos personal injury trust (the "PI Trust") established under the Bankruptcy Code would receive approximately 84% of the equity of Raytech and the Governments and others would receive approximately 6% of the equity of Raytech. In addition, any and all refunds of taxes resulting from the implementation of the Plan would be paid to the PI Trust. The existing equity holders in Raytech were to retain 10% of the equity in Raytech.

As a result of the final estimation of allowed claims, Raytech recorded asbestos claims of $6.76 billion, Government claims of $431.8 million, pension liability claims of $16 million and retiree benefit claims of $2.5 million during 2000. The total estimated amount of allowed claims was $7.2 billion.

On August 31, 2000, the Bankruptcy Court confirmed Raytech's Plan, which confirmation was affirmed by the U.S. District Court on September 13, 2000. All conditions under the confirmation of the Plan were subsequently met, and the Plan became effective on April 18, 2001 ("Effective Date"), resulting in Raytech emerging from bankruptcy. On the Effective Date, a channeling injunction ordered by the Bankruptcy Court pursuant to Section 524(g) of the Bankruptcy Code has and will permanently and forever stay, enjoin and restrain any asbestos-related claims against Raytech and subsidiaries, thereby channeling such claims to the PI Trust for resolution. On the Effective Date, the rights afforded and the treatment of all claims and equity interests in the Plan were in exchange for and in complete satisfaction, discharge and release of, all claims and equity interests against Raytech. The Company's Certificate of Incorporation was amended and restated in accordance with the Plan providing for authority to issue up to 55 million shares of stock, of which 50 million is common and 5 million is preferred. In settlement of the estimated amount of allowed claims of $7.2 billion, approximately 38 million shares of common stock were issued and $2.5 million in cash was payable to the allowed claimants and a commitment was made to pay to the PI Trust any and all refunds of taxes paid or net reductions in taxes resulting from the implementation of the Plan. The shares issued are exempt from registration pursuant to the Bankruptcy Code; however, shares issued to the PI Trust have restrictions on resale as a result of the high percentage of ownership in Raytech. In addition, Raytech has recorded the liability for the Raymark pension plan claim though the outcome of this claim is still subject to final Court decision. It has been represented to Raytech by the Raymark Trustee that the retiree benefit claim will be retained by Raymark. Settlement of the Raymark claims resulted in cancellation in full of the Raymark debt and accrued interest of $12.0 million and a commitment of Raytech to backstop the Raymark Trustee for professional fees in the event the Raymark Trustee has insufficient recovery of funds for such purposes up to $1 million. To date, $.8 million has been paid to the Raymark Trustee under this backstop provision. Also, on the Effective Date, the Board of Directors was increased to nine with one appointed by the equity committee and the remaining directors appointed by the unsecured creditors' committee.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

1. Background and Basis of Presentation

Raytech Corporation and its subsidiaries manufacture and distribute engineered products for heat resistant, inertia control, energy absorption and transmission applications. The Company's operations are categorized into three business segments: Wet Friction, Dry Friction and Aftermarket. These segments are more fully described in Note N - Segment Information.

Demand for the Company's product is derived primarily from the automotive original equipment markets for both manual and automatic transmissions, the original equipment markets for agriculture, construction equipment and aftermarket segments, which are highly competitive. These markets can be highly influenced by prevailing economic conditions such as interest rates and employment issues.

The Effective Date of the Company's emergence from bankruptcy was April 18, 2001; however, for accounting purposes, the Company has accounted for the reorganization and fresh-start adjustments on April 2, 2001. All financial information prior to that date is presented as pertaining to the Predecessor Company while all financial information after that date is presented as pertaining to the Successor Company. Accordingly, the Statement of Operations includes the results of the reorganization and fresh-start adjustments in the period January 1, 2001 to April 2, 2001 as Predecessor Company information. Consequently, after giving effect to the reorganization and fresh-start adjustments, the financial statements of the Successor Company are not comparable to those of the Predecessor Company. For financial reporting purposes, the results of the Predecessor Company and the Successor Company cannot be combined.

The consolidated financial statements include the accounts of Raytech Corporation and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The investment by third parties in Allomatic Products Company is accounted for as minority interest in the consolidated financial statements.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosures of contingent liabilities made in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant estimates include inventory, receivable and environmental reserves, depreciable lives of property, plant and equipment and intangible assets, pension and other postretirement and postemployment benefits, and the recoverable value of deferred tax assets.

Certain amounts for prior years have been reclassified to conform to the current year's presentation.

2. Fiscal Year

The Company reports on a 52-53 week fiscal year; the last three fiscal years ended December 30, 2001, December 31, 2000, and January 2, 2000.

3. Cash Equivalents

Cash equivalents are recorded at cost, which approximates fair value and consist of certificates of deposit with maturities of three months or less when purchased.

4. Inventories

Inventories are stated at the lower of cost or market with cost determined primarily by using the FIFO (first in, first out) method.

5. Property, Plant and Equipment

Property, plant and equipment was adjusted on April 2, 2001 to reflect their fair values based on independent appraisals. Additions subsequent to April 2, 2001 have been recorded at cost. Depreciation is based on the estimated service life of the related asset and is provided using the straight line method. Maintenance and repairs that do not increase the useful life of an asset are expensed as incurred. Interest is capitalized on major capital expenditures during the period of construction and to the date such asset is placed in service. Upon disposal of property, plant and equipment, the appropriate accounts are reduced by the related costs and accumulated depreciation. The resulting gains or losses are reflected in the Consolidated Statements of Operations. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount many not be recoverable. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized, and the asset is written down to its fair value.

6. Amortization of Intangibles

The Company adopted FAS No. 142, "Goodwill and Other Intangible Assets" as of April 2, 2001 (see Note V). Intangible assets subsequent to April 2, 2001 consist of goodwill, trademarks, unpatented technology, and distribution base. The unpatented technology and distribution base are being amortized on a straight line basis over 6 and 20 years, respectively. The Company periodically evaluates the carrying value of intangible assets when events and circumstances warrant such a review. The carrying value is considered impaired and written down to its appropriate value when the anticipated undiscounted cash flow from such asset is separately identified and is less than its carrying value. The goodwill and trademarks are considered to be indefinite-lived assets and are not being amortized. The goodwill and trademarks are reviewed for impairment at the reporting unit level annually. The carrying value of trademarks and goodwill is considered impaired when the carrying value exceeds its implied fair value.

Prior to April 2, 2001, intangible assets consisted of goodwill and the intangible pension asset. Goodwill was amortized on a straight-line basis over 40 years or less. The intangible pension asset was remeasured and adjusted annually through an actuarial calculation.

(dollars in thousands, unless otherwise noted, except per share data)

7. Income Taxes

The Company accounts for income taxes using the liability method which recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns.

The Company has not provided for deferred U.S. taxes on the undistributed earnings of its foreign subsidiaries since a taxable distribution of those earnings is not anticipated. In addition, deferred U.S. income taxes have not been provided on the cumulative translation adjustment component of accumulated other comprehensive loss in shareholders' equity due to management's decision to permanently reinvest those earnings.

8. Earnings Per Share

Basic earnings per common share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of common and dilutive potential common shares during the year.

9. Translation of Foreign Currencies

The local currencies of the Company's subsidiaries in Germany, the United Kingdom and China have been designated as their functional currencies. Accordingly, financial statements of foreign operations are translated using the exchange rate at the balance sheet date for assets and liabilities, historical rates for elements of stockholders' equity and an average exchange rate in effect during the year for revenue and expense items. The effects of translating the Company's foreign subsidiaries' financial statements are recorded as a component of other accumulated comprehensive loss in shareholders' equity.

10. Revenue Recognition

Sales are recorded by the Company upon delivery of products when both title and risks and rewards of ownership have passed to the customer.

11. Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated or if an amount is likely to fall within a range and no amount within the range can be determined to be the better estimate, the minimum amount of the range is recorded. Environmental remediation obligations are not recorded on a discounted basis. Revenues from insurance carriers relating to environmental matters are not recorded until it is probable that such recoveries will be realized.

12. Recently Issued Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board issued Financial Accounting Statement No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." The objectives of SFAS No. 144 are to address significant issues relating to the implementation of Financial Accounting Statement No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and to develop a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The provisions of SFAS No. 144 will be effective for the Company as of the beginning of fiscal 2002. Management has assessed the impact of this statement on its financial statements and has concluded that the impact of SFAS No. 144 will not be material.

NOTE C - FRESH-START REPORTING

The Effective Date of the Company's emergence from bankruptcy was April 18, 2001; however, for accounting purposes it is considered to be the close of business on April 2, 2001. As of April 2, 2001, the Company adopted fresh-start reporting pursuant to the guidance provided by the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). In accordance with fresh-start reporting, all assets and liabilities were recorded at their respective fair market values. The fair value of substantially all of the Company's property, plant and equipment and identifiable intangible assets were determined by independent third-party appraisers.

The reorganization value of the Successor Company was determined based on the equity value (which represents enterprise value less debt) of the Successor Company plus the Successor Company's outstanding liabilities. The reorganization value was approximately $324 million, which was approximately $35 million in excess of the aggregate fair value of the Company's tangible and identifiable intangible assets. Such excess is classified as goodwill in the accompanying Consolidated Balance Sheet and is being accounted for in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (see Note V).

To facilitate the calculation of the equity value of the Successor Company, the Company developed a set of financial projections. Based on these financial projections, the equity value was determined by the Company, with the assistance of a financial advisor, using various valuation methods, including (i) a comparison of the Company and its projected performance to the market values of comparable companies, (ii) a review and analysis of several recent transactions of companies in similar industries to the Company, and (iii) a calculation of the present value of the future cash flows under the projections. The estimated equity value is highly dependent upon achieving the future financial results set forth in the projections as well as the realization of certain other assumptions which are not guaranteed. The total equity value as of the Effective Date was determined to be approximately $158 million.

The reorganization and the adoption of fresh-start reporting resulted in the following adjustments to the Company's Condensed Consolidated Balance Sheet as of April 2, 2001:

Adjustments to Record Effectiveness of the Plan of Reorganization

(in thousands)	Predecessor Balance Sheet April 2, 2001	Reorganization Adjustments	Fresh-Start Adjustments	Reorganized Balance Sheet April 2, 2001
Assets				
Current assets				
Cash and cash equivalents	$ 11,371	$ (2,500)[a]	$	$ 8,871
Restricted cash	1,986	2,500[a]		4,486
Trade accounts receivable	29,207			29,207
Inventories	32,590		5,923[b]	38,513
Income taxes receivable	–	37,877[c]		37,877
Other current assets	6,134		(2,381)[f]	3,753
Total current assets	81,288	37,877	3,542	122,707
Net property, plant and equipment	82,138		30,823[d]	112,961
Goodwill	18,923		15,844[e]	34,767
Other intangible assets	375		39,316[g]	39,691
Deferred income taxes	137,202	(99,341)[f][c]	(27,308)[f]	10,553
Other assets	2,957			2,957
Total assets	$ 322,883	$ (61,464)	$ 62,217	$ 323,636
Liabilities				
Current liabilities				
Notes payable and current portion of long-term debt	$ 12,144	$	$	$ 12,144
Raymark debt	10,709	(10,709)[h]		–
Current portion of pension obligations	353	8,500[j]	134[k]	8,987
Accounts payable	14,220	2,500[a]		16,720
Accrued liabilities	20,501	(275)[i]		20,226
Payable to PI Trust	–	37,877[c]		37,877
Total current liabilities	57,927	37,893	134	95,954
Liabilities subject to compromise	7,211,433	(7,211,433)[j]		–
Long-term debt	8,536			8,536
Pension obligations	1,636	10,000[j]	(6,916)[k]	4,720
Postretirement benefits other than pensions	13,404		(1,308)[k]	12,096
Deferred payable to the PI Trust	–	36,636[c]		36,636
Other long-term liabilities	7,654		(312)[f]	7,342
Total liabilities	7,300,590	(7,126,904)	(8,402)	165,284
Total shareholders' (deficit) equity	(6,977,707)	7,065,440[l]	70,619[m]	158,352
Total liabilities and shareholders' (deficit) equity	$ 322,883	$ (61,464)	$ 62,217	$ 323,636

The explanation of the "Reorganization Adjustments" and "Fresh Start Adjustments" columns of the condensed consolidated balance sheet in the preceding table are as follows:

(a) The Plan required the Company to pay $2.5 million to the unsecured creditors, which has been reflected as restricted cash. During April 2001, $2.1 million of the liability was paid and $.4 million has been retained by the Company as restricted cash.

(b) Finished goods and work-in-progress inventories have been valued based on their estimated net selling prices less costs to complete, costs of disposal and a reasonable profit allowance for estimated completing and selling effort.

(c) Income taxes receivable and the payable to the PI Trust reflect the payable to the PI Trust of current tax recoveries in accordance with the Plan. Additional tax recoveries to be received in future periods are shown as deferred tax assets and a deferred payable to the PI Trust.

(d) Property, plant and equipment has been adjusted to reflect the fair values of the assets based on independent appraisals.

(e) The unamortized balance of goodwill of the Predecessor Company has been eliminated. Reorganization value in excess of amounts allocable to identifiable assets has been classified as goodwill. The goodwill is being accounted for in accordance with SFAS No. 142 (see Note V).

(f) Deferred tax assets and liabilities have been adjusted for the settlement of the liabilities subject to compromise and the recording of deferred taxes relating to the differences in book and tax bases of assets and liabilities after applying fresh start reporting. The Company is using a statutory tax rate of approximately 38%, which approximates the Company's historic tax rate.

(g) Other intangible assets have been adjusted to reflect their fair values as determined by an independent valuation (see Note V).

(h) Raymark debt has been canceled to reflect the resolution of the claims on the Effective Date.

(i) Accrued liabilities have been adjusted to reflect the $1 million backstop commitment agreed to as a result of the settlement of the Raymark debt (see Note A), the write-off of accrued interest on the Raymark debt ($2.2 million), and an accrual for bankruptcy-related fees ($.9 million) that were recorded against the Raymark debt in accordance with the previous indemnification between Raymark and the Company prior to the effective date.

(j) Liabilities Subject to Compromise have been adjusted to reflect the settlement of the claims for cash, assumption of certain pension obligations, the issuance of common shares in the reorganized company and tax recoveries in accordance with the Plan.

(k) The pension and post retirement benefits other than pensions have been adjusted to include the present values of future obligations.

(l) Shareholders' equity was adjusted to reflect adjustments for the issuance of 90% of the outstanding common shares to the unsecured creditors at an overall equity value of $158.3 million in accordance with the Plan.

(m) Shareholders' equity was adjusted to reflect the elimination of the accumulated deficit, accumulated other comprehensive loss and treasury shares (which have been retired).

(dollars in thousands, unless otherwise noted, except per share data)

NOTE D - REORGANIZATION ITEMS

Reorganization (expense) income included in the accompanying Consolidated Statements of Operations consists of the following items:

	Successor Company	Predecessor Company
	for the Period April 3, 2001 to December 30, 2001	for April 2, 2001
Fresh-start adjustments	$ –	$ 99,996
Professional fees	(784)	–
	$(784)	$ 99,996

The fresh-start adjustments are discussed in Note C. The professional fees listed above include accounting, legal, consulting, appraisal and other miscellaneous services associated with the implementation of the Plan. There were no reorganization items for any periods prior to April 2, 2001 due to the indemnification agreement between Raytech and Raymark, which allowed for all bankruptcy-related costs to be offset against the outstanding Raytech debt to Raymark.

NOTE E - EXTRAORDINARY ITEMS

As a result of the consummation of the Plan, the Company recognized an extraordinary gain on the debt discharge on April 2, 2001 as follows:

Settlement of liabilities subject to compromise	$7,211,433
Assumption of pension-related obligations	(18,500)
Settlement of Raymark debt	11,984
Cash payment to the PI Trust	(2,500)
Back-stop settlement with Raymark	(1,000)
Issuance of common stock	(142,517)
Sub-total	7,058,900
Tax expense	(135,977)
Extraordinary gain on debt discharge	$6,922,923

In October 2001, the Company settled a note payable with a former principal of Advanced Friction Materials in the amount of $3.1 million. As a result of the settlement, the Company recognized an extraordinary gain in the amount of $954, net of taxes of $594 (see Notes I and W).

NOTE F - STATEMENTS OF CASH FLOWS

The following table sets forth certain supplemental disclosures of cash flow information:

	Successor Company	Predecessor Company		
	for the Period April 3, 2001 to December 30, 2001	for the Period January 1, 2001 to April 2, 2001	2000	1999
Cash paid during the period for:				
Income taxes	$1,800	$ 61	$8,619	$7,517
Interest	839	306	1,700	1,868
Non-cash investing and financing activities:				
PP&E in accounts payable or under capital lease	549	(769)	140	(234)
Deferred payable to the PI Trust	5,123	36,636	–	–
Minimum pension liability	8,439	–	292	1,095

NOTE G - INVENTORIES

Net Inventories

Inventories, net of inventory reserves, are as follows:

	Successor Company	Predecessor Company
	2001	2000
Raw material	$10,829	$10,685
Work in process	7,207	8,165
Finished goods	13,526	14,472
	$31,562	$33,322

Inventory Reserves

	Successor Company	Predecessor Company		
	for the Period April 3, 2001 to December 30, 2001	for the Period January 1, 2001 to April 2, 2001	2000	1999
Beginning balance	$2,901	$3,025	$ 2,579	$2,623
Provisions for obsolete and slow moving inventory	407	30	869	782
Charge-offs	(881)	(154)	(423)	(826)
Ending balance	$2,427	$2,901	$ 3,025	$2,579

In connection with the implementation of fresh-start reporting on April 2, 2001, the Company adjusted the value of its inventories by $5.9 million on the Effective Date to their estimated selling prices less costs to complete, cost of disposal and a reasonable profit allowance for the completing and selling effort as required by fresh-start reporting. This adjustment of $5.9 million was recorded as cost of sales in the Statement of Operations during the second quarter of 2001 as the inventory was sold.

NOTE H - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, is summarized as follows:

At	Successor Company 2001	Predecessor Company 2000	Estimated Useful Lives (Years)
Land	$ 3,889	$ 1,688	–
Buildings and improvements	29,343	31,170	5-40
Machinery and equipment	83,676	149,739	3-20
Capital leases	445	764	See Below
Construction in progress	2,325	6,298	–
	119,678	189,659	
Less accumulated depreciation	(10,386)	(106,954)	
Net property, plant and equipment	$109,292	$ 82,705	

In connection with the implementation of fresh-start reporting on April 2, 2001, the Company adjusted the value of property, plant and equipment to reflect the fair values of the assets as determined by independent third-party appraisers. This included the elimination of accumulated depreciation on that date.

Capital leases consist primarily of automobiles, telephone and computer equipment and are amortized over the economic life of the assets or the term of the leases, whichever is shorter. Maintenance and repairs charged to expense amounted to approximately $6,651 for the period April 3, 2001 to December 30, 2001 (Successor Company), $2,028 for the period January 1, 2001 to April 2, 2001 (Predecessor Company), $10,601 for 2000 (Predecessor Company) and $10,902 for 1999 (Predecessor Company). Depreciation expense relating to property, plant and equipment was $10,585 for the period April 3, 2001 to December 30, 2001 (Successor Company), $3,180 for the period January 1, 2001 to April 2, 2001 (Predecessor Company), $11,545 for 2000 (Predecessor Company) and $10,569 for 1999 (Predecessor Company).

(dollars in thousands, unless otherwise noted, except per share data)

NOTE I - DEBT

Debt consists of the following:

	Successor Company			Predecessor Company		
	Current	Non-Current	2001 Total	Current	Non-Current	2000 Total
Domestic bank debt	$ 6,209	$ 2,750	$ 8,959	$ 3,689	$ 3,750	$ 7,439
Foreign bank debt	3,934	3,895	7,829	3,465	5,066	8,531
Total bank debt	10,143	6,645	16,788	7,154	8,816	15,970
Note to former AFM principal	–	–	–	3,022	–	3,022
Leases	119	175	294	132	237	369
	$10,262	$ 6,820	$17,082	10,308	9,053	19,361
Raymark debt	–	–	–	10,631	–	10,631
Total borrowings	$10,262	$ 6,820	$17,082	$ 20,939	$ 9,053	$ 29,992

The aggregate maturities of debt are as follows:

2002	$10,262
2003	1,744
2004	1,677
2005	1,373
2006	623
Thereafter	1,403
	$17,082

The bank debt of the Company is at variable interest rates, and the carrying amount approximates fair value.

Domestic Bank Debt

The Company, through its subsidiaries Raybestos Products Company and Raytech Automotive Components Company, maintains a Loan and Security Agreement ("Agreement"), with Congress Financial Corporation. The Agreement provides for Raybestos Products Company ("RPC") and Raytech Automotive Components Company ("RACC") to borrow up to $30 million in the aggregate. The Agreement consists of a $25 million revolving line of credit and a term loan of $5 million. The revolving line of credit is limited through a formula which provides availability based on qualified accounts receivable and inventory. The term note is payable in 36 monthly payments of $83, commencing November 1, 2000, with the final payment being the remainder of the balance. The revolving line of credit also matures September 30, 2003. The revolving line of credit and the term note are collateralized by accounts receivable, inventory and machinery and equipment. The notes bear interest at either 2.25% above the adjusted Eurodollar rate or prime rate at the discretion of the Company. The interest rates at December 30, 2001 and December 31, 2000 were 5.0% and 9.5%, respectively. The agreement includes certain covenants, the most restrictive of which requires the borrowers to maintain minimum annual earnings before interest, taxes, depreciation and amortization (EBITDA) of $15 million. At December 30, 2001 and December 31, 2000, the net pledged assets of RPC and RACC amounted to $90,878 and $96,543, respectively, consisting of cash, accounts receivable, inventory, property, plant and equipment and all other tangible and intangible assets. At December 30, 2001 and December 31, 2000, the outstanding balance from the revolving line of credit amounted to $5,209 and $2,689, respectively, with $6,129 and $4,800, respectively, available in additional borrowings (availability is determined based on qualified accounts receivable and inventory). The balance under the term loan at December 30, 2001 and December 31, 2000 was $3,750 and $4,750, respectively, of which $1,000 is classified as current and $2,750 and $3,750, respectively, is classified as long-term.

Foreign Bank Debt

The Company's wholly-owned German subsidiaries (Raybestos Industrie-Produkte GmbH ["RIP"] and Raytech Composites Europe GmbH ["RCE"]) have available lines of credit with several German banks amounting to DM8,010 ($3,651). Interest is charged at rates between 8.0% and 10.8%. The lines are repayable on demand. The amounts outstanding under these available lines of credit at December 30, 2001 and December 31, 2000 were DM5,233 ($2,386) and DM5,441 ($2,621), respectively, and are classified as current debt. At December 30, 2001 and December 31, 2000, the remaining available lines of credit amounted to DM2,777 ($1,265) and DM2,569 ($1,238), respectively.

At December 30, 2001, RCE and RIP had various loan agreements with Commerzbank for amounts ranging from DM790 to DM2,847. The maturities range from September 2006 through December 2012. The loans bear interest at rates between 2.5% and 5.8%. At December 30, 2001 and December 31, 2000, respectively, the net pledged assets amounted to DM21,160 ($9,645) and DM20,738 ($9,991), consisting of machinery and equipment. At December 30, 2001 and December 31, 2000 the outstanding balances were DM9,558 ($4,356) and DM10,009 ($4,823), respectively. The current portion of this debt is DM1,013 ($461) and DM749 ($361) at December 30, 2001 and December 31, 2000, respectively.

In December 2001, the Company's wholly-owned Chinese subsidiary [Raybestos Friction Products (Suzhou) Co. Ltd. ("RFP")] entered into a loan agreement with the Industrial and Commercial Bank of China. The loan bears interest at 5.85% per annum and matures in December 2002. As of December 30, 2001 and December 31, 2000, the balance due on the loan amounted to Rmb 4,000 ($483) and Rmb 4,000 ($483), respectively, and is classified as current debt. In December 2000, RFP entered into a loan agreement with the Industrial and Commercial Bank of China for Rmb 5,000 ($604). The loan bears interest at 5.94% per annum and matures in December 2002. As of December 30, 2001 the balance due on the loan amounted to Rmb 5,000 ($604) and is classified as current debt. As of December 31, 2000, the loan amounted to Rmb 5,000 ($604) and was classified as long-term debt.

The weighted average rates on all domestic and foreign bank notes payable at December 30, 2001 and December 31, 2000 were 5.81% and 8.08%, respectively.

Note Payable to Former AFM Principal

The note payable to the former AFM principal dated April 1998 was settled in October 2001. The settlement agreement required a payment of $3.1 million (see Note W - Litigation). Prior to the settlement, the Company had a note payable of $3.0 million and accrued interest of $1.6 million recorded related to this debt. Accordingly, the Company has recognized an extraordinary gain in the fourth quarter in the amount of $954 million net of taxes of $594.

Raymark Debt

The Raymark debt is the result of the purchase of the Wet Clutch and Brake Division and a German subsidiary from Raymark in 1987. Prior to April 2, 2001, costs incurred by the Company, which were subject to an indemnification clause contained in the debt agreement, were being applied as a reduction of the note obligation. These costs amounted to $0 for the period January 1, 2001 to April 2, 2001 (Predecessor Company), $9.6 million for 2000 (Predecessor Company) and $5.3 million for 1999 (Predecessor Company). In addition, Raytech Composites, Inc. ("RCI") entered into loan agreements with Raymark.

Upon emergence from the Plan of Reorganization, the Raymark debt was canceled per agreement between Raymark and Raytech. The amount canceled amounted to $10,709 plus accrued interest. At December 31, 2000, the amount approximated the amount canceled.

NOTE J - RESEARCH AND DEVELOPMENT

Cost of research and new product development amounted to $5,314 for the period April 3, 2001 to December 30, 2001 (Successor Company) and $1,726 for the period January 1, 2001 to April 2, 2001 (Predecessor Company), $6,822 in 2000 (Predecessor Company) and $7,085 in 1999 (Predecessor Company). All of the aforementioned costs are included in selling, general and administrative expenses in the Consolidated Statements of Operations.

NOTE K - RELATED PARTIES

During 1988, the Company repurchased 200,000 shares of its common stock from Echlin Inc. (since acquired by Dana Corporation) in exchange for approximately $1,200 of credit on future product sales from the Company to Echlin. The debt was compromised for stock under the Company's Plan of Reorganization. Echlin Inc. owned approximately 1.5% and 15.5%, respectively, of the common stock of the Company at December 30, 2001 and December 31, 2000.

In 1990 and 1991, Raytech Powertrain, Inc., a subsidiary of the Company, and owner of all of the common stock of Allomatic Products Company ("APC"), sold approximately 45% of common stock of APC to a group of outside investors for the purpose of providing needed financing of APC's business activities. In January 2002, approximately 40% of the common stock of APC was acquired by Raymark from minority shareholders. Raymark is in bankruptcy and controlled by a court appointed trustee. With the majority of the creditors of Raymark being asbestos-related claimants, it is anticipated that the assets of Raymark, including the 40% of APC's common stock, will be transferred to the Raytech personal injury trust that owns approximately 84% of Raytech, a related party.

During 1998 and 1997, the Company purchased yarn from Universal Friction Composites ("UFC"), a company that is in bankruptcy which was consolidated with the Raymark bankruptcy in January 2002. With the majority of the creditors of UFC being asbestos-related claimants, it is anticipated that the assets of UFC will be transferred to Raytech's personal injury trust that owns approximately 83% of Raytech, a related party. At December 30, 2001 and December 31, 2000, $246 is included in accounts payable relating to these purchases.

In 1998, the Company acquired manufacturing equipment from UFC for $1,051, of which $907 is included in accounts payable at December 30, 2001 and December 31, 2000.

Also see discussion regarding Raymark in Note A.

(dollars in thousands, unless otherwise noted, except per share data)

NOTE L - INCOME TAXES

For tax reporting purposes, the Company's emergence from bankruptcy did not create a new tax reporting entity. Accordingly, the adjustments to adopt fresh-start accounting are not applicable for the Company's tax reporting. Therefore, with the exception of goodwill, these adjustments have created new deferred tax items.

(Loss) income before (benefit) provision for income taxes and minority interest consists of:

	Successor Company	Predecessor Company		
	for the Period April 3, 2001 to December 30, 2001	for the Period January 1, 2001 to April 2, 2001	2000	1999
Domestic	$ (7,959)	$101,882	$(7,186,663)	$26,260
Foreign	(2,251)	1,612	2,754	285
	$(10,210)	$103,494	$(7,183,909)	$26,545

The Company's income tax (benefit) provision consists of the following:

	Successor Company	Predecessor Company		
	for the Period April 3, 2001 to December 30, 2001	for the Period January 1, 2001 to April 2, 2001	2000	1999
Current:				
Federal	$ 1,045	$ 1,265	$ 7,698	$5,163
State	501	127	1,823	1,158
Foreign	104	77	330	961
Deferred:				
Federal	(5,668)	26,797	(118,236)	775
State	(546)	2,580	(18,494)	121
Foreign	–	–	457	376
Total income taxes	$(4,564)	$30,846	$(126,422)	$8,554

Reconciliation of (loss) income from operations multiplied by the statutory federal tax rate to reported income tax (benefit) provision is summarized as follows:

	Successor Company	Predecessor Company		
	for the Period April 3, 2001 to December 30, 2001	for the Period January 1, 2001 to April 2, 2001	2000	1999
Pretax (loss) income multiplied by the statutory rate (35%)	$ (3,574)	$ 36,223	$ (2,514,368)	$ 9,291
Increases (decreases) resulting from:				
Effect of foreign income taxes net of loss carryforwards utilized	892	(487)	(177)	1,248
Reorganization adjustments	275	(8,202)	–	–
Utilization of tax credits	–	–	(205)	(308)
Net change in federal valuation allowance	–	–	2,397,794	(539)
State income taxes, net of federal benefit	(29)	1,759	(10,836)	831
Adjustment of prior years' accruals	(1,425)	–	628	447
Raymark indemnification payments	–	–	(896)	(2,362)
Amortization of nondeductible intangibles	–	72	294	284
Other	(703)	1,481	1,344	(338)
Income tax (benefit) expense	$ (4,564)	$ 30,846	$ (126,422)	$ 8,554

Deferred tax assets (liabilities) are comprised of the following:

	Successor Company	Predecessor Company
	2001	2000
Liabilities subject to compromise	$ –	$2,766,573
Tax benefit to PI Trust	41,759	–
Excess of book provisions over tax deductions	5,171	2,557
Postretirement benefit	5,030	5,149
Excess of tax basis over book basis of assets due to restructuring	863	1,312
Foreign loss carryforwards	916	925
Other	–	947
Gross deferred tax assets	53,739	2,777,463
Deferred tax asset valuation allowance	(543)	(2,632,637)
Deferred tax assets	53,196	144,826
Excess of book basis of intangibles over tax basis	(14,589)	
Excess of book basis of fixed assets over tax basis	(17,327)	(5,309)
Net deferred tax asset	$21,280	$ 139,517

In connection with the Company's emergence from bankruptcy, the Company recorded an income tax receivable and payable to the PI Trust in the amount of $38 million resulting from net operating losses arising from the transfer of stock and cash to the PI Trust carried back to 1991 through 2000. Pursuant to the Tax Benefits Assignment and Assumption Agreement (the "Agreement"), all tax benefits received by the Company due to the reorganization are to be passed onto the PI Trust as received, subject to a holdback provision. The Company has tax loss carryforwards of $30.2 million and tax credit carryforwards of $4.9 million at December 30, 2001, all of which will inure to the benefit of the PI Trust. Additionally, future payments to the PI Trust and others will create additional tax deductions, which will inure to the benefit of the PI Trust in accordance with the Agreement. These include deductions for payments to the PI Trust of tax benefits associated with the utilization of the operating losses created by the reorganization, and contributions made to the Raymark pension plan. If Raytech Corporation generates losses in future periods, exclusive of losses attributable to the payments discussed above, those losses will be retained by the Company. The method of allocation in utilizing future operating losses, if any, between the PI Trust and Raytech Corporation has not been determined at this time. Additional tax recoveries to be received in future periods are shown as deferred tax assets and a deferred payable to the PI Trust which amounted to $41.8 million at December 30, 2001.

The Company has filed for and received in 2002 Federal tax refunds of $32 million. Pursuant to the Agreement, Raytech has paid over to the Trust $22.5 million of the refund and retained $9.6 million as required by the holdback provision of the Agreement. The Company expects to file returns relating to the $6 million due from state governments in 2002.

(dollars in thousands, unless otherwise noted, except per share data)

The Company is under audit for 1996 through 1998, and it is anticipated the audit will be expanded through year-end 2001. Any tax assessment, up to the amount of the refunds received, arising from this audit, or the future audit of the current year, or any other years in the carryback period, are, pursuant to the Agreement, the responsibility of the PI Trust and will therefore reduce the deferred tax asset associated with, and liability payable to, the PI Trust.

At December 30, 2001, the Company had foreign loss carryforwards of $3,115 (Germany $1,244, China $154 and U.K. $1,717), which do not expire. A valuation allowance has been provided against the tax benefit of the U.K. carryforwards due to uncertainty of future profitability of these operations.

In 2000, the Company recorded a deferred tax asset of $2.767 billion relating to the tax effects of the liabilities subject to compromise. Total deferred tax assets and liabilities at December 31, 2000 amounted to $2.772 billion. Based on its historical domestic taxable income, the Company expected to realize approximately $140 million of the deferred tax asset through the ten-year carryback of the previously paid domestic taxes and the expected tax benefits during the twenty-year carryforward period. In addition, the Company has recognized a deferred tax asset in connection with German loss carryforwards. Accordingly, the Company in 2000 had recorded a valuation allowance of $2.633 billion against the deferred tax asset to state it at its expected net realizable value. The Plan became effective during 2001 and the liabilities subject to compromise were settled for less than the recorded amount of allowed claims. The net deferred tax asset was adjusted accordingly.

In 1999, the net deferred tax asset represents future tax deductions that can be realized upon carryback to prior years and German loss carryforwards.

The Company owns 57% of the stock of Allomatic Products Company ("APC"). The Company has not recorded a deferred tax liability for the undistributed earnings of APC since management expects that those earnings will be distributed to the Company in a tax-free transaction. However, the deferred tax liability on the undistributed earnings of APC would be approximately $1.0 million at December 30, 2001, if all of APC's earnings were to be distributed through the distribution of dividends.

NOTE M - EMPLOYEE BENEFITS

Raytech has several pension plans covering substantially all employees and also provides certain postretirement, self-insured health care and life insurance benefits for its domestic active and retired employees.

Raytech Pension Plan

	Successor Company 2001	Predecessor Company 2000
Change in benefit obligations		
Benefit obligations at beginning of year	$4,618	$3,455
Service cost	324	302
Interest cost	353	302
Amendments	–	228
Actuarial loss	592	428
Benefits paid	(108)	(97)
Benefit obligations at end of year	$5,779	$4,618
Change in plan assets		
Fair value of plan assets at beginning of year	$4,382	$3,407
Actual return on plan assets	279	222
Employer contribution	764	850
Benefits paid	(108)	(97)
Fair value of plan assets at end of year	$5,317	$4,382

	Successor Company 2001	Predecessor Company 2000
Funded Status Reconciliation and Key Assumptions		
Funded status	$(462)	$(236)
Unrecognized actuarial loss	439	292
Unrecognized prior service	–	375
Net amount recognized	$ (23)	$ 431
Amounts recognized in the statements of financial position consist of:		
Accrued benefit liability	$(462)	$(236)
Intangible asset	–	375
Accumulated other comprehensive loss	439	292
Net amount recognized	$ (23)	$ 431

	Successor Company 2001	Predecessor Company 2000
Weighted average assumptions		
Discount rate	7.00%	7.50%
Expected return on plan assets	6.00%	6.00%
Rate of compensation increase	n/a	n/a

Net Periodic Benefit Expense	Successor Company for the Period April 3, 2001 to December 30, 2001	Predecessor Company for the Period January 1, 2001 to April 2, 2001	2000	1999
Service cost - benefits attributed to service during the period	$243	$ 81	$ 302	$319
Interest cost on benefit obligations	265	88	302	246
Expected return on plan assets	(208)	(65)	(217)	(178)
Amortization of prior service cost	–	9	37	20
Amortization of net actuarial loss	–	–	–	25
Total net periodic benefit cost	$300	$113	$ 424	$432

In connection with the implementation of fresh-start reporting on April 2, 2001, the Company increased the value of the liability related to the Raytech pension plan by $.8 million to reflect the present value of future obligations.

Postretirement Benefits Plan

	Successor Company 2001	Predecessor Company 2000
Change in benefit obligations		
Benefit obligations at beginning of year	$ 11,757	$10,043
Service cost	532	499
Interest cost	894	801
Plan participants' contributions	23	25
Actuarial loss	991	644
Benefits paid	(382)	(305)
Other	–	50
Benefit obligations at end of year	$13,815	$ 11,757
Change in plan assets		
Fair value of plan assets at beginning of year	$ –	$ –
Employer contribution	359	280
Plan participants' contribution	23	25
Benefits paid	(382)	(305)
Fair value of plan assets at end of year	$ –	$ –

	Successor Company 2001	Predecessor Company 2000
Funded Status Reconciliation and Key Assumptions		
Funded status	$(13,815)	$(11,757)
Unrecognized actuarial loss (gain)	671	(1,743)
Unrecognized prior service	–	80
Net amount recognized	$(13,144)	$(13,420)
Amounts recognized in the *statements of financial position consist of:*		
Accrued benefit liability	$(13,144)	$(13,420)

	Successor Company 2001	Predecessor Company 2000
Weighted average assumptions		
Discount rate	7.00%	7.50%
Expected return on plan assets	n/a	n/a
Rate of compensation increase	5.00%	5.00%
Healthcare trend rate	8.50%	6.50%

(dollars in thousands, unless otherwise noted, except per share data)

Sensitivity Analysis, Postretirement Benefits:

For measurement purposes, a 8.50% annual rate of increase in the per capita cost of covered healthcare benefits was assumed. The healthcare cost trend rate assumption has a significant effect on the amounts reported. To illustrate the impact, increasing or decreasing the assumed health care cost trend rates by 1 percentage point in each year would have the following effects:

	1 Percentage Point Increase		1 Percentage Point Decrease	
	Successor Company 2001	Predecessor Company 2000	Successor Company 2001	Predecessor Company 2000
Effect on total of service and interest cost components of expense	$ 133	$129	$(118)	$(114)
Effect on accumulated post-retirement benefit obligations	1,095	945	(994)	(900)

	Successor Company	Predecessor Company		
Net Periodic Benefit Expense	for the Period April 3, 2001 to December 30, 2001	for the Period January 1, 2001 to April 2, 2001	2000	1999
Service cost - benefits attributed to service during the period	$ 399	$ 133	$ 499	$ 561
Interest cost on benefit obligations	670	224	801	695
Amortization of prior service cost	–	1	8	7
Amortization of net actuarial loss (gain)	–	(3)	(59)	(51)
Early retirement window	–	–	50	–
Total net periodic benefit cost	$1,069	$ 355	$ 1,299	$ 1,212

In connection with the implementation of fresh-start reporting on April 2, 2001, the Company decreased the value of the liability of the postretirement benefit plan by $1.3 million to reflect the present value of future obligations.

The Company's German subsidiaries have unfunded defined benefit plans covering certain employees.

German Plan

	Successor Company 2001	Predecessor Company 2000
Change in benefit obligations		
Benefit obligations at beginning of year	$ 2,168	$ 2,319
Service cost	58	60
Interest cost	144	150
Actuarial gain	(127)	(97)
Benefits paid	(96)	(115)
Translation adjustment	(135)	(149)
Benefit obligations at end of year	$ 2,012	$ 2,168
Change in plan assets		
Fair value of plan assets at beginning of year	$ –	$ –
Actual return on plan assets	–	–
Employer contribution	96	115
Plan participants' contributions	–	–
Benefits paid	(96)	(115)
Fair value of plan assets at end of year	$ –	$ –

Funded Status Reconciliation and Key Assumptions	Successor Company 2001	Predecessor Company 2000
Funded status	$ (2,012)	$ (2,168)
Unrecognized actuarial loss	–	382
Unrecognized transition obligation	–	129
Accrued benefit cost	$ (2,012)	$ (1,657)
Amounts recognized in the statements of financial position consist of:		
Accrued benefit liability	$ (2,012)	$ (1,657)

Weighted average assumptions	Successor Company 2001	Predecessor Company 2000
Discount rate	7.00%	7.00%
Expected return on plan assets	n/a	n/a
Rate of compensation increase	n/a	n/a

Net Periodic Benefit Expense	Successor Company for the Period April 3, 2001 to December 30, 2001	Predecessor Company for the Period January 1, 2001 to April 2, 2001	2000	1999
Service cost - benefits attributed to service during the period	$ 43	$15	$ 60	$ 67
Interest cost on benefit obligations	107	37	150	163
Amortization of transition obligations	–	–	45	49
Amortization of net actuarial gain	–	–	(124)	(166)
Total net periodic benefit cost	$150	$52	$131	$113

In connection with the implementation of fresh-start reporting on April 2, 2001, the Company increased the value of the liability related to the German pension plan by $.4 million to reflect the present value of future obligations.

Raymark Pension Plans

In connection with the bankruptcy proceedings, Raytech assumed the liability of $11.2 million for underfunded Raymark pension plans. See additional disclosure about the Raymark pension plans at Note X.

	Successor Company 2001
Change in benefit obligations	
Benefit obligations at beginning of period	$30,632
Interest cost	1,859
Actuarial loss	4,180
Benefits paid	(472)
Benefit obligations at end of period	$36,199
Change in plan assets	
Fair value of plan assets at beginning of period	$19,432
Actual return on plan assets	(2,745)
Benefits paid	(472)
Fair value of plan assets at end of period	$16,215

	Successor Company 2001
Funded Status Reconciliation and Key Assumptions	
Funded status	$(19,984)
Unrecognized actuarial loss	8,000
Net amount recognized	$ (11,984)
Amounts recognized in the statements of financial position consist of:	
Accrued benefit liability	$ (19,984)
Accumulated other comprehensive loss	8,000
Net amount recognized	$ (11,984)

	Successor Company 2001
Weighted average assumptions	
Discount rate	7.00%
Expected return on plan assets	8.00%
Rate of compensation increase	n/a

	Successor Company 2001
Net Periodic Benefit Expense	
Interest cost on benefit obligations	$ 1,859
Expected return on plan assets	(1,075)
Total net periodic benefit cost	$ 784

(dollars in thousands, unless otherwise noted, except per share data)

The Company also sponsors a defined contribution plan which covers essentially all salaried employees of Raytech. Contributions generally aggregate up to 4% of each salaried employee's base salary in stock or cash and a supplemental payment of 2% of adjusted gross salaries in stock or cash if the Company meets its performance goals. The total Company contributions were $409 for the period April 3, 2001 to December 30, 2001 (Successor Company) and $150 for the period January 1, 2001 to April 2, 2001 (Predecessor Company), $874 in 2000 (Predecessor Company), and $1,024 in 1999 (Predecessor Company) under the salary defined contribution plan. Raytech also has a voluntary defined contribution plan available to all bargaining unit and other hourly-paid employees of the Company and its subsidiaries that are authorized to participate. At Allomatic Products Company, a subsidiary, an incentive contribution of 2% may be payable upon the attainment of certain operating earnings goals. The total contributions were $0 for the period April 3, 2001 to December 30, 2001 (Successor Company) and $0 for the period January 1, 2001 to April 2, 2001 (Predecessor Company), $41 for 2000 (Predecessor Company), and $39 for 1999 (Predecessor Company) under the hourly defined contribution plan.

NOTE N - SEGMENT REPORTING

The Company's operations are categorized into three business segments based on management structure, product type and distribution channel as described below.

The Wet Friction segment produces specialty engineered products for heat resistant, inertia control, energy absorption and transmission applications. The Company markets its products to automobile original equipment manufacturers, heavy duty original equipment manufacturers, as well as farm machinery, mining, truck and bus manufacturers.

The Dry Friction segment produces engineered friction products, primarily used in original equipment automobile and truck transmissions. The clutch facings produced by this segment are marketed to companies who assemble the manual transmission systems used in automobiles and trucks.

The Aftermarket segment produces specialty engineered products primarily for automobile and lift truck transmissions. In addition to these products, this segment markets transmission filters and other transmission related components. The focus of this segment is marketing to warehouse distributors and certain retail operations in the automotive aftermarket.

The Company has recorded the impact of fresh-start reporting as a part of its corporate headquarters. As a result, the segments do not reflect any adjustments for fresh-start (see Note C).

Information relating to operations by industry segment follows:

Operating Segments	Wet Friction	Aftermarket	Dry Friction	Total Segments
Successor Company				
For the Period from April 3, 2001 to December 30, 2001				
Net sales to external customers	$ 89,646	$34,382	$22,022	$146,050
Intersegment net sales [1]	5,866	2	52	5,920
Total net sales	$ 95,512	$34,384	$22,074	$151,970
Depreciation	$ 6,161	$ 1,167	$ 1,607	$ 8,935
Interest expense	409	20	412	841
Operating profit[2]	3,387	6,035	603	10,025
Segment assets	120,106	27,253	24,322	171,681
Expenditures for property, plant and equipment	4,158	1,061	1,669	6,888
Predecessor Company				
For the Period from January 1, 2001 to April 2, 2001				
Net sales to external customers	$ 34,073	$13,101	$ 8,031	$ 55,205
Intersegment net sales[1]	2,974	10	116	3,100
Total net sales	$ 37,047	$13,111	$ 8,147	$ 58,305
Depreciation	$ 2,112	$ 491	$ 563	$ 3,166
Interest expense	242	44	154	440
Operating profit[2]	1,327	2,109	754	4,190
Segment assets	132,881	32,427	23,591	188,899
Expenditures for property, plant and equipment	2,591	127	768	3,486
2000				
Net sales to external customers	$152,673	$ 58,435	$ 28,424	$ 239,532
Intersegment net sales[1]	12,440	38	882	13,360
Total net sales	$165,113	$ 58,473	$ 29,306	$ 252,892
Depreciation	$ 7,869	$ 1,579	$ 2,051	$ 11,499
Interest expense	1,353	239[3]	452	2,044
Operating profit[2]	18,102	10,806	716	29,624
Segment assets	131,427	33,473	22,927	187,827
Expenditures for property, plant and equipment	8,351	2,299	2,680	13,330
1999				
Net sales to external customers	$156,725	$ 64,085	$ 31,156	$ 251,966
Intersegment net sales[1]	15,554	16	1,155	16,725
Total net sales	$172,279	$ 64,101	$ 32,311	$ 268,691
Depreciation	$ 7,037	$ 1,434	$ 2,050	$ 10,521
Interest expense	1,560	322 [3]	381	2,263
Operating profit[2]	18,092	11,559	1,186	30,837
Segment assets	138,062	30,802	22,385	191,249
Expenditures for property, plant and equipment	16,006	3,098	4,047	23,151

(1) The Company records intersegment sales at an amount negotiated between the segments. All intersegment sales are eliminated in consolidation.

(2) The Company's management reviews the performance of its reportable segments on an operating profit basis, consisting of income before tax and minority interest.

(3) Interest on debt due to affiliate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, unless otherwise noted, except per share data)

Sales By Geographic Location

	Wet Friction	Aftermarket	Dry Friction	Consolidated
Successor Company				
For the Period from April 3, 2001 to December 30, 2001				
United States	$ 81,747	$34,382	$ –	$116,129
Germany	7,791	–	17,303	25,094
Other foreign countries	108	–	4,719	4,827
Total net sales	$ 89,646	$34,382	$22,022	$146,050
Predecessor Company				
For the Period from January 1, 2001 to April 2, 2001				
United States	$ 30,278	$13,101	$ –	$ 43,379
Germany	3,239	–	7,246	10,485
Other foreign countries	556	–	785	1,341
Total net sales	$ 34,073	$13,101	$ 8,031	$ 55,205
2000				
United States	$141,199	$58,435	$ –	$199,634
Germany	10,819	–	25,635	36,454
Other foreign countries	655	–	2,789	3,444
Total net sales	$152,673	$58,435	$28,424	$239,532
1999				
United States	$146,466	$64,085	$ –	$210,551
Germany	9,190	–	29,246	38,436
Other foreign countries	1,069	–	1,910	2,979
Total net sales	$156,725	$64,085	$31,156	$251,966

Sales are attributed to geographic areas based on the location of the assets producing the sales.

Domestic sales to three wet friction customers, which were each greater than 10% of total net sales, were as follows:

	Successor Company	Predecessor Company		
	for the Period April 3, 2001 to December 30, 2001	for the Period January 1, 2001 to April 2, 2001	2000	1999
Customer A	$ 20,872	$ 7,276	$ 31,159	$29,976
Customer B	20,501	7,640	36,820	37,305
Customer C	10,068	3,076	18,430	25,588

Long-Lived Assets by Geographic Location

	Wet Friction	Aftermarket	Dry Friction	Corporate	Consolidated
Successor Company					
2001					
United States	$53,031	$ 8,662	$ –	$31,800	$ 93,493
Germany	1,711	–	9,660	–	11,371
Other foreign countries	3,112	–	4,115	–	7,227
Total long-lived assets	$57,854	$ 8,662	$13,775	$31,800	$112,091
Predecessor Company					
2000					
United States	$ 57,069	$ 8,988	$ –	$ 2,125	$ 68,182
Germany	21	–	10,012	–	10,033
Other foreign countries	3,192	–	4,078	–	7,270
Total long-lived assets	$ 60,282	$ 8,988	$14,090	$ 2,125	$ 85,485
1999					
United States	$ 57,316	$ 8,329	$ –	$ 2,019	$ 67,664
Germany	25	–	9,971	–	9,996
Other foreign countries	2,517	–	4,140	–	6,657
Total long-lived assets	$ 59,858	$ 8,329	$14,111	$ 2,019	$ 84,317

	Successor Company	Predecessor Company		
	for the Period April 3, 2001 to December 30, 2001	for the Period January 1, 2001 to April 2, 2001	2000	1999
Operating profit[3]	$ 10,025	$ 4,190	$ 29,624	$ 30,837
Corporate[1]	(13,791)	(746)	(3,230)	(4,131)
Provision for asbestos litigation, environmental and other claims	(5,860)	–	(7,210,250)[4]	–
Reorganization items	(784)	99,996	–	–
Eliminations	200	54	(53)	(161)
Consolidated (loss) income before taxes, minority interest and extraordinary items	$ (10,210)	$103,494	$(7,183,909)	$ 26,545
Net Sales				
Total segment sales	$151,970	$ 58,305	$ 252,892	$ 268,691
Eliminations	(5,920)	(3,100)	(13,360)	(16,725)
Consolidated net sales	$146,050	$ 55,205	$ 239,532	$ 251,966
Assets				
Total segment assets	$171,681	$188,899	$ 187,827	$ 191,249
Corporate[2]	157,268	138,929	139,305	2,640
Eliminations	(8,161)	(4,192)	(6,816)	(5,203)
Total consolidated assets	$320,788	$323,636	$ 320,316	$ 188,686

(1) Represents the impact of fresh-start reporting (see Note C),compensation and related costs for employees of the Company's corporate office, professional and shareholder fees and public relations expenses.

(2) Includes cash, deferred tax assets and long-term assets.

(3) The Company's management reviews the performance of its reportable segments on an operating profit basis, consisting of income before tax and minority interest.

(4) Represents a charge for liabilities subject to compromise (see Note A).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, unless otherwise noted, except per share data)

Other Significant Items	Segment Total	Corporate Headquarters	Consolidated Total
Successor Company			
For the Period April 1, 2001 to December 30, 2001			
Depreciation	$ 8,935	$1,650	$10,585
Interest expense	841	32	873
Expenditures for property, plant and equipment	6,888	51	6,939
Predecessor Company			
For the Period January 1, 2001 to April 2, 2001			
Depreciation	$ 3,166	$ 14	$ 3,180
Interest expense	440	4	444
Expenditures for property, plant and equipment	3,486	–	3,486
2000			
Depreciation	$11,499	$ 46	$11,545
Interest expense	2,044	174	2,218
Expenditures for property, plant and equipment	13,330	69	13,399
1999			
Depreciation	$10,521	$ 48	$10,569
Interest expense	2,263	16	2,279
Expenditures for property, plant and equipment	23,151	52	23,203

NOTE O - SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands except share and market data)	Predecessor Company		Successor Company	Fiscal Quarters Ended 2001[3]	
	Qtr. 1	Qtr. 2 4/2/01	Qtr. 2 4/3/01 to 7/1/01	Qtr. 3	Qtr. 4
Net sales	$55,205	$ –	$50,561	$48,752	$46,737
Gross profit	11,394	–	4,563	9,364	7,533
Income (loss) before provision for taxes, minority interest and extraordinary items	3,498	99,996	(3,327)	(1,157)	(5,726)
Net income (loss)	1,715	6,993,542	(2,395)	881	(4,063)
Basic earnings (loss) per share [2]	.49	–[4]	(.06)	.02	(.10)
Diluted earnings (loss) per share [2]	.48	–[4]	(.06)	.02	(.10)
Market range:					
-high	3.50	–	3.70	2.95	2.55
-low	2.19	–	2.22	2.02	1.75
Dividends	–	–	–	–	–

	Qtr. 1	Qtr. 2	Qtr. 3	Fiscal Quarters Ended 2000 Qtr. 4
Net sales	$ 67,475	$ 61,122	$ 56,755	$54,180
Gross profit	18,109	14,824	14,012	12,544
Income (loss) before provision for taxes and minority interest	9,106	(7,201,306)[1]	5,918	2,373
Net income (loss)	4,820	(7,063,828)[1]	2,972	(2,942)
Basic earnings (loss) per share[2]	1.38	(2,023.70)[1]	.84	(.84)
Diluted earnings (loss) per share[2]	1.36	(2,023.70)[1]	.84	(.84)
Market range:				
-high	4.00	3.94	3.31	2.94
-low	3.33	3.00	2.63	1.88
Dividends	–	–	–	–

(1) Includes recording of the estimated amount of allowed claims in the amount of $7.2 billion relating to asbestos personal injury, environmental and employee benefits issues. See Note A to the Consolidated Financial Statements.

(2) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share does not equal the total computed for the year.

(3) Includes the effect of the Plan of Reorganization and fresh-start reporting (see Note C).

(4) Earnings per share is not meaningful for the one-day results.

NOTE P - SUPPLEMENTARY FINANCIAL STATEMENT DETAIL

At	Successor Company 2001	Predecessor Company 2000
Other Current Assets		
Deferred income taxes	$ 4,680	$ 2,686
Non-trade receivables	1,207	1,408
Prepaid insurance	252	361
Other	909	1,275
	$ 7,048	$ 5,730
Accrued Liabilities		
Property taxes	$ 2,971	$ 2,632
Accrued interest	46	2,058
Wages and other compensation and related taxes	3,646	5,106
Income taxes payable	2,692	1,199
Pensions and employee benefits	2,210	2,570
Environmental cleanup	6,782	3,000
Other	4,347	5,973
	$22,694	$22,538

At	Successor Company 2001	Predecessor Company 2000
Liabilities Subject To Compromise		
Personal injury asbestos litigation claims	$ –	$6,760,000
Governmental environmental claims	–	431,750
Raymark pension claims	–	16,000
Raymark retiree claims	–	2,500
Dana claim (formerly Echlin [see Note K])	–	1,183
	$ –	$7,211,433
Other Long-Term Liabilities		
Minority interest	$7,704	$ 6,505
Other	987	816
	$8,691	$ 7,321

(dollars in thousands, unless otherwise noted, except per share data)

	Successor Company	Predecessor Company		
Fiscal Year	for the Period April 3, 2001 to December 30, 2001	for the Period January 1, 2001 to April 2, 2001	2000	1999
Allowance For Bad Debts				
Beginning balance	$1,234	$1,234	$1,350	$1,109
Provisions	130	143	26	388
Charge-offs	(635)	(143)	(142)	(147)
Ending balance	$ 729	$1,234	$1,234	$1,350

	Successor Company	Predecessor Company		
Fiscal Year	for the Period April 3, 2001 to December 30, 2001	for the Period January 1, 2001 to April 2, 2001	2000	1999
Other Income, Net				
Interest income	$474	$106	$ 592	$ 352
Other income (expense), net	70	129	436	849
	$404	$235	$1,028	$1,201

NOTE Q - COMMITMENTS

Rental expense amounted to $914 for the period April 3, 2001 to December 30, 2001 (Successor Company) and $313 for the period January 1, 2001 to April 2, 2001 (Predecessor Company), $1,379 for 2000 (Predecessor Company), and $1,361 for 1999 (Predecessor Company). The approximate minimum rental commitments under non-cancelable leases at December 30, 2001, were as follows: 2002, $690; 2003, $568; 2004, $314; 2005 $187; 2006, $91.

NOTE R - STOCK OPTION PLANS

In 1991, the shareholders approved the adoption of a non-qualified stock option plan ("1990 Plan"). In general, options granted under the 1990 Plan were at 100% of the fair market value on grant date or par value, whichever was higher. Once granted, options became exercisable in whole or in part after one year and expired on the tenth anniversary of the grant. The Plan provided for the grant of options for up to 500,000 shares of common stock authorized for such purpose by the shareholders. Effective November 1, 1992, the Company granted 479,071 non-qualified options at an option price of $2.75. At the date of grant the market price per share was $2.375. In 1997, the shareholders approved an amendment of the 1990 Plan authorizing 500,000 additional shares of common stock for grant. Effective August 13, 1998, the Company granted 500,000 non-qualified options at the option price of $4.25 which was the market price per share at the date of the grant. The term during which options could be granted under the 1990 Plan expired on December 31, 2000.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock plans as allowed under FASB Statement No. 123, "Accounting for Stock-Based Compensation." Had compensation cost been determined consistent with FASB Statement No. 123, pro forma net income for the year ended January 2, 2000 would have been $16,012. There was no pro forma impact on net income (loss) for the years subsequent to January 2, 2000, as the options outstanding were fully vested in 1999. Pro forma basic and diluted earnings per share for the year ended January 2, 2000 would have been $4.66 and $4.55.

The fair value of the options granted during 1998 was estimated at $2.01 per common share on the date of grant using the Black-Scholes option pricing model with the following assumptions: the expected volatility was 54%, the dividend yield was $0, the risk free interest rate used was 5.42% and the expected life of four years was used for the options.

Changes during the three years ended December 30, 2001 in shares under option were as follows:

	Successor Company		Predecessor Company			
	Options	2001 Weighted Average Exercise Price	Options	2000 Weighted Average Exercise Price	Options	1999 Weighted Average Exercise Price
Outstanding at beginning of year	**700,413**	**$3.79**	758,013	$ 3.73	845,957	$ 3.56
Exercised	**(6,596)**	**2.75**	(38,409)	2.75	(59,509)	2.06
Lapsed	**–**	**–**	–	–	(3,735)	4.25
Canceled	**(120,060)**	**3.92**	(19,191)	3.33	(24,700)	1.75
Outstanding at end of year	**573,757**	**$3.78**	700,413	$ 3.79	758,013	$ 3.73
Options exercisable at end of year	**573,757**	**$3.78**	700,413	$ 3.79	758,013	$ 3.73

There were no options available for future awards at December 30, 2001 and December 31, 2000. There were 35,279 options available for future option awards at December 31, 1999.

Options outstanding and exercisable at December 30, 2001 were as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.75	180,059	.84	$ 2.75	180,059	$2.75
4.25	393,698	6.62	4.25	393,698	4.25
$2.75 - $4.25	573,757	4.81	$ 3.78	573,757	$3.78

NOTE 5 - CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash with high credit quality institutions. At times such amounts may be in excess of the FDIC insurance limits. The primary businesses of the Company are the automotive and heavy duty equipment markets and the related aftermarkets within the United States, Europe and Asia. At December 30, 2001 and December 31, 2000, the Company's five largest uncollateralized receivables represented approximately $9,672 or 42% and $9,450 or 39%, respectively, of the Company's trade account balance. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral to support customer receivables. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(dollars in thousands, unless otherwise noted, except per share data)

NOTE T - EARNINGS PER SHARE

	Successor Company	Predecessor Company		
	for the Period April 3, 2001 to December 30, 2001	for the Period January 1, 2001 to April 2, 2001	2000	1999
Basic EPS Computation				
Numerator:				
(Loss) income before extraordinary items	$ (6,531)	$ 72,334	$ (7,058,978)	$ 16,364
Extraordinary items	954	6,922,923	–	–
Net (loss) income	$ (5,577)	$6,995,257	$ (7,058,978)	$ 16,364
Denominator:				
Weighted average shares	41,521,924	3,519,313	3,480,904	3,421,395
Weighted average shares issued as a result of reorganization	–	413,072	–	–
Weighted average stock options exercised	5,383	–	21,618	17,622
Adjusted weighted average shares	41,527,307	3,932,385	3,502,522	3,439,017
Basic (loss) earnings per share:				
(Loss) income before extraordinary items	$ (.15)	$ 18.39	$ (2,015.40)	$ 4.76
Extraordinary items	.02	1,760.49	–	–
Net (loss) income	$ (.13)	$ 1,778.88	$ (2,015.40)	$ 4.76
Diluted EPS Computation				
Numerator:				
(Loss) income before extraordinary items	$ (6,531)	$ 72,334	$ (7,058,978)	$ 16,364
Extraordinary items	954	6,922,923	–	–
Net (loss) income	$ (5,577)	$6,995,257	$ (7,058,978)	$ 16,364
Denominator:				
Weighted average shares	41,521,924	3,519,313	3,480,904	3,421,395
Weighted average shares issued as a result of reorganization	–	413,072	–	–
Weighted average stock options exercised	5,383	–	21,618	17,622
Dilutive potential common shares	–	13,897	–	79,867
Adjusted weighted average shares and equivalents	41,527,307	3,946,282	3,502,522	3,518,884
Diluted (loss) earnings per share:				
(Loss) income before extraordinary items	$ (.15)	$ 18.33	$ (2,015.40)	$ 4.65
Extraordinary items	.02	1,754.29	–	–
Net (loss) income	$ (.13)	$ 1,772.62	$ (2,015.40)	$ 4.65

Options to purchase 483,815, 487,550, 495,020, 498,755 shares of common stock at $4.25 were outstanding during the period April 3, 2001 to December 30, 2001 (Successor Company), the period January 1, 2001 to April 2, 2001 (Predecessor Company) and for 2000 (Predecessor Company) and for 1999 (Predecessor Company), respectively. In addition, options to purchase 209,927 shares of common stock at $2.75 were outstanding during the period April 3, 2001 to December 30, 2001 (Successor Company). These shares were not included in the computation of diluted earnings per share because the option's exercise price was greater than average market price of the common shares.

In addition, the dilutive potential common shares of 26,853 options for 2000 (Predecessor Company) were not included in the computation of diluted earnings per share because of their anti-dilutive effect.

In connection with the Plan of Reorganization, 38 million shares were issued.

On February 12, 2002, the Official Committee of Equity Security Holders filed a motion in the United States Bankruptcy Court objecting to the allocation of common shares under the Plan of Reorganization between the unsecured creditors and the existing equity holders. The ultimate outcome of this matter is unknown; however, it is possible that its resolution could cause the Company to issue additional shares, or to retire shares, in the future. This would directly impact the earnings per share calculations of the Company.

NOTE U - COMPREHENSIVE INCOME

The components of and changes in accumulated other comprehensive (loss) income are as follows:

	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Accumulated Other Comprehensive (Loss) Income
Predecessor Company			
Balance January 3, 1999	$ 926	$(1,095)	$ (169)
Changes during the year	(1,091)	1,095	4
Balance January 2, 2000	(165)	–	(165)
Changes during the year	(761)	(292)	(1,053)
Balance December 31, 2000	(926)	(292)	(1,218)
Changes during the period	926	292	1;218
Balance April 2, 2001	$ –	$ –	$ –
Successor Company			
Balance April 2, 2001	$ –	$ –	$ –
Changes during the period	**(272)**	**(8,439)**	**(8,711)**
Balance December 30, 2001	**$ (272)**	**$(8,439)**	**$(8,711)**

(dollars in thousands, unless otherwise noted, except per share data)

In connection with the implementation of fresh-start reporting on April 2, 2001, the Company eliminated accumulated other comprehensive loss as required by fresh-start reporting.

The Company has not provided for the future tax deduction associated with foreign currency translation adjustments due to management's decision to permanently reinvest the earnings of their foreign subsidiaries.

No tax benefit has been provided for the future tax deduction associated with the minimum pension liability for the period January 3, 1999 to April 2, 2001 due to the limitations on the realizability of deferred tax assets.

The tax benefits resulting from any tax deductions relating to the Raymark Pension Plan have been assigned to the PI Trust in accordance with the Plan, and therefore, Raytech will not receive the future tax deduction. Accordingly, the future tax deduction relating to the minimum pension liability for the period April 3, 2001 to December 30, 2001 was recorded as a deferred tax asset with a corresponding payable to the PI Trust.

The Company has not provided for the future tax deduction associated with foreign currency translation adjustments due to management's decision to permanently reinvest the earnings of their foreign subsidiaries.

NOTE V - GOODWILL AND OTHER INTANGIBLE ASSETS

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires that unallocated negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Under SFAS No. 142, goodwill and indefinite-lived intangibles need to be reviewed for impairment at least annually at the reporting unit level. In addition, the amortization period of intangible assets with finite lives will no longer be limited to forty years. As discussed in Note C, the Company adopted fresh-start reporting as described in the American Institute of Certified Public Accountants' Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." SOP 90-7 requires that any change in accounting principles that will be required within the twelve months following the adoption of fresh-start reporting should be adopted at that time. Accordingly, the Company has adopted SFAS No. 141 and No. 142 as of April 2, 2001. All intangible assets and goodwill have been valued at fair value as of the date of fresh-start reporting.

	Successor Company		Predecessor Company	
	2001		2000	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite life intangible assets:				
Unpatented technology	$16,262	$ 1,455	$ –	$ –
Distribution base	5,716	213	–	–
Sub-total	21,978	$ 1,668	–	
Indefinite life intangible assets:				
Trademarks	17,713		–	–
Goodwill	34,767		21,620	$2,121
Intangible assets, net	$72,790		$19,499	

The weighted-average amortization periods for the unpatented technology and the distribution base are 6 and 20 years, respectively. Amortization expense for the period April 3, 2001 to December 30, 2001 amounted to $1,668.

Estimated annual amortization expense is as follows:

For the year ending:

2002	$ 2,224
2003	2,224
2004	2,224
2005	2,224
2006	2,224

As required by SFAS No. 142, trademarks and goodwill for the Successor Company will not be amortized but will be reviewed for impairment annually. The Company's three operating segments have been defined as reporting units for purposes of testing goodwill for impairment. The amount of goodwill has been assigned to each of the Company's segments. There were no changes in the carrying amount of trademarks or goodwill during the period from April 3, 2001 to December 30, 2001.

Reported net income presented exclusive of amortization expense (including any related tax effects) recognized in prior periods relating to goodwill of the Predecessor Company would have been:

	Predecessor Company		
	Period from January 1, 2001 to April 1, 2001	2000	1999
Reported net income (loss)	$ 1,715	$(7,058,978)	$ 16,364
Add back goodwill amortization	207	822	974
Adjusted net income (loss)	$ 1,922	$(7,058,156)	$ 17,338
Basic earnings (loss) per share:			
Reported net income (loss)	$ .49	$ (2,015.40)	$ 4.76
Goodwill amortization	.06	.24	.28
Adjusted net income (loss)	$ .55	$ (2,015.16)	$ 5.04
Diluted earnings (loss) per share:			
Reported net income (loss)	$ .48	$ (2,015.40)	$ 4.65
Goodwill amortization	.06	.24	.28
Adjusted net income (loss)	$ .54	$ (2,015.16)	$ 4.93

NOTE W - LITIGATION

The Company is subject to certain legal matters that have arisen in the ordinary course of business, which management expects would not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company. In addition, the Company is involved in the following litigation.

In April 1996, the Indiana Department of Environmental Management ("IDEM") advised Raybestos Products Company ("RPC"), a wholly-owned subsidiary of the Company, that it may have contributed to the release of lead and PCB's (polychlorinated biphenyls) found in a drainage ditch near its Indiana facility. In June 1996, IDEM named RPC as a potentially responsible party ("PRP"). RPC notified its insurers of the IDEM action and one insurer responded by filing a complaint in January 1997 in the U.S. District Court, Southern District of Indiana, captioned *Reliance Insurance Company vs. RPC* seeking a declaratory judgment that any liability of RPC is excluded from its policy with RPC. In January 2000, the District Court granted summary judgment to RPC, indicating that the insurer has a duty to defend and indemnify losses stemming from the IDEM claim. However, in June 2001, Reliance Insurance Company was placed in rehabilitation in Pennsylvania. The effect upon RPC's claim is not known at this time. Three additional insurers have been added to the Reliance case as ordered by the District Court. IDEM has turned the matter over to the U.S. Environmental Protection Agency ("EPA"). In December 2000, the EPA issued a Unilateral Administrative Order under CERCLA ("Order") demanding removal of contaminated soils from the referenced drainage ditch. RPC has given notice that it intends to comply with the Order and has designated a contractor and project coordinator as required. RPC prepared a plan for implementation and has begun carrying out the cleanup Order. The Company has estimated that the cost to comply with the Order and related fines will be approximately $9.1 million which required an additional accrual of $5.9 million during the period from April 3, 2001 to December 30, 2001 in order to fully reserve the estimated cost. It is at least reasonably possible that the assessment of estimated costs to comply with the Order may be modified as the project progresses and that there may be additional assessments from the EPA.

(dollars in thousands, unless otherwise noted, except per share data)

In April 1998, Advanced Friction Materials ("AFM") redeemed 53% of its stock from the former owner for a formulated amount of $6.044 million, $3.022 million paid at closing and the balance of $3.022 million payable by note in three equal annual installments resulting in the Company attaining 100% ownership of AFM. In April 1999, AFM withheld payment of the note as a result of the discovery of an embezzlement by the former financial manager of AFM affecting the formulated payment. In June 1999, the former owner filed an action against the Company in a County Court in Michigan captioned *Oscar E. Stefanutti, et al. vs. Raytech Automotive Components Company* to enforce payment of the note. A trial date was scheduled for August 2001. Just prior to the start of the trial, the Court ordered a mediation resulting in a settlement of the case in October 2001 providing for payment by the Company of $3.1 million and full releases of the parties. The Company recorded approximately $1.5 million in income from extraordinary items (early extinguishment of debt) relating to interest accrued on the note payable that was not required to be paid in connection with the settlement.

In December 1998, the trustee of Raymark, Raytech and the Raytech creditors' committee joined in filing an adversary proceeding (complaint) against Craig R. Smith, et al. (including relatives, business associates and controlled corporations) in the U.S. District Court in Hartford, Connecticut, captioned *Laureen Ryan, Trustee, et al. vs. Craig R. Smith, et al.* alleging a systematic stripping of assets belonging to Raymark in an elaborate and ongoing scheme perpetrated by the defendants. The alleged fraudulent scheme extended back to the 1980's and continued up to this action and enriching the Smith family by an estimated $12 million and their associates, while depriving Raymark and its creditors of nearly all of its assets amounting to more than $27 million. Upon motion of the plaintiffs, the Court issued a temporary restraining order stopping Mr. Smith and all defendants from dissipating, conveying, encumbering or otherwise disposing of any assets, which order was amended several times and became a preliminary injunction. A motion for summary judgment was filed by the plaintiffs and was ruled upon in March 2001. The Court ruled that defendants (Smith, et al.) as fiduciaries owed a duty to Raymark's creditors, that the transfer of $8.5 million of funds, specifically earmarked for tort claims, to Smith related entities was a breach of that fiduciary duty, was a fraudulent transfer and was an unjust enrichment to the Smith family. Pending final judgment on the ruling, the Court set a trial on the remaining issues for November 2001. Just prior to the start of the trial, the Court strongly urged the parties to settle resulting in negotiations and a tentative settlement causing the trial to be vacated. The settlement was completed in January 2002 and included payments of $.5 million cash and Allomatic Products Company stock held by Smith and related parties to Raymark. Allomatic Products Company is a majority-owned subsidiary of Raytech, of which Raytech owns 57%. Smith and related parties owned approximately 40% prior to the settlement with Raymark.

In February 2002, the Committee of Equity Holders filed a motion in the U.S. Bankruptcy Court asking for the distribution of the Company's shares to the general creditors under the Plan of Reorganization to be recalculated, claiming that the equity holders received less than the required percentage of shares. The ultimate outcome of this matter is unknown; however, it is possible that its resolution could cause the Company to issue additional shares, or to retire shares, in the future. This would directly impact the earnings per share calculations of the Company. A hearing on the motion has been scheduled by the Bankruptcy Court in April 2002.

NOTE X - LIQUIDITY

Concurrent with the effective date of the Plan, Raytech settled the Liabilities Subject To Compromise either through the issuance of common stock, payment in cash or the assumption of a liability for $11.2 million for certain Raymark pension plans, among other resolutions. The pension plans have a current unfunded liability for pre-2001 funding for $6.5 million. The Company is working with the Internal Revenue Service (IRS) and the PBGC to obtain a funding waiver under Revenue Procedure 94-41. The request for waiver was filed with the IRS on February 28, 2002. The waiver, if granted, would provide for an extended period of time for funding this pre-2001 amount of $6.5 million while keeping the annual funding going forward on a current basis. The funding required for the 2001 pension funding period would be approximately $3.3 million, the anticipated funding for the pre-2001 period amount would be approximately $1.6 million annually for five years. The total payment due through September 15, 2002 would amount to $6.5 million. In December 2001, the Company and the PBGC entered into an escrow agreement, which is intended to reflect the Company's intent to fund subject to receiving the waiver. The escrow account was funded with $3.0 million in December 2001, which is included as restricted cash at December 30, 2001, and an additional $1.2 million in January 2002 for a total of $4.2 million. The remaining funding requirement in 2002 for the 2001 plan year and the pre-2001 period is $2.3 million. In the event that the waiver from the IRS is not granted, the funding requirements for 2001 would be $12.3 million. This would require additional borrowings by the Company. The Company anticipates that additional borrowings would be available using assets of the Company not currently pledged as collateral for its existing debt. The Company expects to be successful in receiving this waiver.

The Plan also sets forth a Tax Benefits Assignment and Assumption Agreement between the Company and the PI Trust, which provides that the tax benefits received by the Company due to the reorganization be passed onto the PI Trust as received, subject to a holdback provision (see Note L - Income Taxes). At December 30, 2001, the Company had recorded as a current asset, Income Tax Receivable of $37.9 million with a corresponding liability payable to the PI Trust. In January 2002, the Company filed its 2001 Federal tax return for the Raytech consolidated group and received a tax refund of $32.1 million of which $22.5 million was forwarded to the PI Trust and $9.6 million is being held as a holdback amount. The remaining current receivable of $5.8 million represents taxes due from state governments. These returns are expected to be filed in 2002.

The Company recorded an expense for environmental liability during the thirty-nine-week period ended December 30, 2001 of $5.9 million. The Company is complying with a Federal Order issued by the U.S. Environmental Protection Agency (EPA) at its manufacturing facility in Crawfordsville, Indiana. The Company has an accrued liability of $7.4 million at December 30, 2001, which should provide for full remediation and fines in compliance with the Order. It is anticipated that substantially all of these costs will be paid in the 2002 fiscal year. See Note W in the Consolidated Financial Statements for more details.

Management believes that existing cash balances, availability under its existing credit facilities and cash flow from operations during 2002 will be sufficient to meet all of the Company's obligations arising in the normal course of business, including anticipated capital investments. In the event that the waiver is not obtained for the Raymark pension funding, additional borrowings will be required.

NOTE Y - RESTRICTED CASH

Restricted cash relates to the following:

	Successor Company	Predecessor Company
At	2001	2000
Pension escrow	$ 3,000	$ –
Letters of credit	1,986	1,049
Other	410	57
	$ 5,396	$1,106

The letters of credit collateralize certain obligations relating primarily to workers' compensation. For discussion regarding the pension escrow account, see Note X.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RAYTECH CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Raytech Corporation (the "Company," a holding company) and its subsidiaries at December 30, 2001 (Successor Company) and December 31, 2000 (Predecessor Company), and the results of their operations and their cash flows for the period from April 3, 2001 to December 30, 2001 (Successor Company), the period from January 1, 2001 to April 2, 2001 (Predecessor Company), and each of the two fiscal years in the period ended December 31, 2000 (Predecessor Company), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, effective April 18, 2001, the Company was reorganized under a plan confirmed by the United States Bankruptcy Court and adopted fresh-start reporting as further described in Notes B and C to the consolidated financial statements. Accordingly, the consolidated financial statements for the periods subsequent to the reorganization (Successor Company financial statements) are not comparable to the consolidated financial statements presented for the prior periods (Predecessor Company financial statements).

PreicewaterhouseCoopers LLP
Hartford, Connecticut
March 8, 2002

INVESTOR INFORMATION

REGISTRAR AND TRANSFER AGENT:

American Stock Transfer & Trust Co.
40 Wall Street
New York, New York 10005

ANNUAL SHAREHOLDERS' MEETING:

Date: September 26, 2002
Place: To be determined
Time: 10:00 a.m.

INVESTOR RELATIONS CONTACT:

John B. Devlin
Vice President, Treasurer and
Chief Financial Officer
Raytech Corporation
Suite 295
Four Corporate Drive
Shelton, CT 06484

EXCHANGE:

New York Stock Exchange
Trading Symbol: RAY

COMMON STOCK PRICE RANGE:

	2001		2000	
Quarter	High	Low	High	Low
First	**3.50**	**2.19**	4.00	3.33
Second	**3.70**	**2.22**	3.94	3.00
Third	**2.95**	**2.02**	3.31	2.63
Fourth	**2.55**	**1.75**	2.94	1.88

FORM 10-K:

Single copies of the Form 10-K, as filed with the Securities and Exchange Commission (without exhibits), will be provided without charge to shareholders upon written request to the Investor Relations Contact.

WEBSITE:

www.raytech.com

DIRECTORS

Albert A. Canosa
President & Chief Executive Officer of Raytech Corporation

Robert F. Carter**
Attorney, Carter & Civitello

James L. Fishel*
Retired, formerly Vice President and Chief Credit Officer, General Electric Credit Corporation

Kevin S. Flannery*
President, Whelan Financial Group

John H. Laeri, Jr.*
Chairman, Meadowcroft Associates, Inc.

Stanley J. Levy**
Attorney, Levy Phillips & Konigsberg LLP

H. Craig Lewis**
Vice President, Norfolk Southern Corporation

Gene Locks**
Attorney, Greitzer and Locks

Frederick J. Mancheski**
Retired, formerly Chairman of the Board and Chief Executive Officer of Echlin Inc.

*Audit Committee
**Compensation Committee

Design: SGI New York, NY

Raytech
CORPORATION

Corporate Drive